SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2019

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425- 070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

Independent auditor’s review report

Individual and consolidated interim financial information

As at March 31, 2019

Company data

Capital Composition	3

Individual financial statements

Balance sheet - Assets	4
Balance sheet - Liabilities	5
Statement of income	6
Statement of comprehensive income (loss)	7
Statement of cash flow	8

Statements of changes in equity

01/01/2019 to 03/31/2019	9
01/01/2018 to 03/31/2018	10
Statement of value added	11

Consolidated financial statements

Balance sheet - Assets	12
Balance sheet - Liabilities	13
Statement of income	14
Statement of comprehensive income (loss)	15
Statement of cash flow	16

Statements of changes in equity

01/01/2019 to 03/31/2019	17

01/01/2018 to 03/31/2018	18
Statement of value added	19
Comments on performance	20
Notes to the quarterly information	39
Other information deemed relevant by the Company	70

Reports and statements

Report on review of interim financial information	73
Management statement of interim financial information	76
Management statement on the report on review of interim financial information	77

COMPANY DATA / CAPITAL COMPOSITION

Number of Shares	CURRENT QUARTER
(in thousands)	03/31/2019
Paid-in Capital
Common	43,358
Preferred	-
Total	43,358
Treasury shares
Common	2,704
Preferred	-
Total	2,704

INDIVIDUAL FINANCIAL STATEMENTS - BALANCE SHEET - ASSETS (in thousands of Brazilian Reais)

CODE	DESCRIPTION	ACTUAL QUARTER 03/31/2019	PRIOR YEAR 12/31/2018
1	Total Assets	3,032,908	3,219,767
1.01	Current Assets	1,208,421	1,367,727
1.01.01	Cash and cash equivalents	6,225	29,180
1.01.02	Short-term investments	48,047	102,827
1.01.02.01	Fair value of short-term investments	48,047	102,827
1.01.03	Accounts receivable	404,053	391,557
1.01.03.01	Trade accounts receivable	404,053	391,557
1.01.03.01.01	Receivables from clients of developments	390,802	376,211
1.01.03.01.02	Receivables from clients of construction and services rendered	13,251	15,346
1.01.04	Inventory	640,757	705,123
1.01.04.01	Properties for sale	640,757	705,123
1.01.07	Prepaid expenses	1,990	2,183
1.01.08	Other current assets	107,349	136,857
1.01.08.01	Noncurrent assets held for sale	35,376	74,842
1.01.08.03	Other	71,973	62,015
1.01.08.03.01	Other assets	45,359	35,396
1.01.08.03.03	Receivables from related parties	26,614	26,619
1.02	Noncurrent assets	1,824,487	1,852,040
1.02.01	Noncurrent assets	397,826	416,241
1.02.01.04	Accounts receivable	107,483	155,421
1.02.01.04.01	Receivables from clients of developments	107,483	155,421
1.02.01.05	Inventory	169,074	139,804
1.02.01.05.01	Properties for sale	169,074	139,804
1.02.01.10	Other noncurrent assets	121,269	121,016
1.02.01.10.03	Other assets	92,021	92,607
1.02.01.10.04	Receivables from related parties	29,248	28,409
1.02.02	Investments	1,397,582	1,407,516
1.02.03	Property and equipment	19,135	17,284
1.02.03.01	Operating property and equipment	19,135	17,284
1.02.04	Intangible assets	9,944	10,999
1.02.04.01	Intangible assets	9,944	10,999

INDIVIDUAL FINANCIAL STATEMENTS - BALANCE SHEET - LIABILITIES AND EQUITY (in thousands of Brazilian Reais)

CODE	DESCRIPTION	ACTUAL QUARTER 03/31/2019	PRIOR YEAR 12/31/2018
2	Total Liabilities	3,032,908	3,219,767
2.01	Current liabilities	1,948,649	1,819,565
2.01.01	Social and labor obligations	5,362	6,128
2.01.01.02	Labor obligations	5,362	6,128
2.01.02	Suppliers	107,799	116,948
2.01.03	Tax obligations	46,910	45,667
2.01.03.01	Federal tax obligations	46,910	45,667
2.01.04	Loans and financing	416,167	315,702
2.01.04.01	Loans and financing	282,531	252,919
2.01.04.01.01	Loans and financing in local currency	282,531	252,919
2.01.04.02	Debentures	133,636	62,783
2.01.05	Other obligations	1,181,845	1,196,919
2.01.05.01	Payables to related parties	933,658	939,603
2.01.05.02	Other	248,187	257,316
2.01.05.02.04	Obligations related to purchases of properties and advances from customers	85,286	82,264
2.01.05.02.06	Other payables	144,395	156,498
2.01.05.02.07	Obligations assumed on the assignment of receivables	18,506	18,554
2.01.06	Provisions	190,566	138,201
2.01.06.01	Tax, labor and civil lawsuits	190,566	138,201
2.01.06.01.01	Tax lawsuits	637	637
2.01.06.01.02	Labor lawsuits	21,731	20,729
2.01.06.01.04	Civil lawsuits	168,198	116,835
2.02	Noncurrent liabilities	636,080	908,885
2.02.01	Loans and financing	330,655	510,563
2.02.01.01	Loans and financing	215,049	307,680
2.02.01.01.01	Loans and financing in local currency	215,049	307,680
2.02.01.02	Debentures	115,606	202,883
2.02.02	Other liabilities	155,482	196,087
2.02.02.02	Other	155,482	196,087
2.02.02.02.03	Obligations related to purchase of properties and advances from customers	111,699	151,835
2.02.02.02.04	Other liabilities	19,072	18,162
2.02.02.02.06	Obligations assumed on the assignment of receivables	24,711	26,090
2.02.03	Deferred taxes	49,372	49,372
2.02.03.01	Deferred income tax and social contribution	49,372	49,372
2.02.04	Provisions	100,571	152,863
2.02.04.01	Tax, labor and civil lawsuits	100,571	152,863
2.02.04.01.01	Tax lawsuits	1,313	-
2.02.04.01.02	Tax and labor lawsuits	32,825	34,404
2.02.04.01.04	Civil lawsuits	66,433	118,459
2.03	Equity	448,179	491,317
2.03.01	Capital	2,521,319	2,521,319
2.03.02	Capital Reserves	298,327	278,401
2.03.02.05	Treasury shares	(39,185)	(58,950)
2.03.02.07	Constitution of capital reserve	250,599	250,599
2.03.02.09	Reserve for granting stock options	86,913	86,752
2.03.05	Retained earnings/accumulated losses	(2,371,467)	(2,308,403)

INDIVIDUAL FINANCIAL STATEMENTS - INCOME - (in thousands of Brazilian Reais)
CODE	DESCRIPTION	YEAR TO DATE 01/01/2019 to 03/31/2019	YEAR TO DATE FROM PREVIOUS YEAR 01/01/2018 to 03/31/2018
3.01	Gross Sales and/or Services	80,695	223,628
3.01.01	Revenue from real estate development	88,127	244,090
3.01.03	Taxes on real estate sales and services	(7,432)	(20,462)
3.02	Cost of sales and/or services	(71,591)	(191,362)
3.02.01	Cost of real estate development	(71,591)	(191,362)
3.03	Gross profit	9,104	32,266
3.04	Operating expenses/income	(43,739)	(65,562)
3.04.01	Selling expenses	(5,383)	(20,912)
3.04.02	General and administrative expenses	(6,042)	(14,739)
3.04.05	Other operating expenses	(26,009)	(16,063)
3.04.05.01	Depreciation and amortization	(4,002)	(3,603)
3.04.05.02	Other operating expenses	(22,007)	(12,460)
3.04.06	Income from equity method investments	(6,305)	(13,848)
3.05	Income (loss) before financial results and income taxes	(34,635)	(33,296)
3.06	Financial	(11,719)	(20,220)
3.06.01	Financial income	3,191	5,229
3.06.02	Financial expenses	(14,910)	(25,449)
3.07	Income before income taxes	(46,354)	(53,516)
3.09	Income (loss) from continuing operation	(46,354)	(53,516)
3.11	Income (loss) for the period	(46,354)	(53,516)
3.99	Earnings per Share – (Brazilian Reais / Share)	-	-
3.99.01	Basic Earnings per Share	-	-
3.99.01.01	ON	(1.17596)	(1.41110)
3.99.02	Diluted Earnings per Share	-	-
3.99.02.01	ON	(1.17596)	(1.41110)

INDIVIDUAL FINANCIAL STATEMENTS - COMPREHENSIVE INCOME (LOSS) - (in thousands of Brazilian Reais)
CODE	DESCRIPTION	YEAR TO DATE 01/01/2019 to 03/31/2019	YEAR TO DATE FROM PREVIOUS YEAR 01/01/2018 to 03/31/2018
4.01	Income (loss) for the period	(46,354)	(53,516)
4.03	Comprehensive income (loss) for the period	(46,354)	(53,516)

INDIVIDUAL FINANCIAL STATEMENTS - CASH FLOWS - INDIRECT METHOD - (in thousands of Brazilian Reais)
CODE	DESCRIPTION	YEAR TO DATE 01/01/2019 to 03/31/2019	YEAR TO DATE FROM PREVIOUS YEAR 01/01/2018 to 03/31/2018
6.01	Net cash from operating activities	(56,299)	(77,011)
6.01.01	Cash generated in the operations	(35,557)	(55,329)
6.01.01.01	Income (loss) before income and social contribution taxes	(46,354)	(53,516)
6.01.01.02	Income from equity method investments	6,305	13,849
6.01.01.03	Stock options expenses	(2,460)	(91)
6.01.01.04	Unrealized interest and finance charges, net	(770)	1,354
6.01.01.05	Financial instruments	-	(20)
6.01.01.06	Depreciation and amortization	4,002	3,603
6.01.01.07	Provision for legal claims	22,030	11,776
6.01.01.08	Provision for profit sharing	-	1,231
6.01.01.09	Warranty provision	(338)	(834)
6.01.01.11	Allowance for expected credit losses	(18,539)	(23,505)
6.01.01.12	Provision for realization of non-financial assets - properties for sale	(841)	(9,176)
6.01.01.13	Provision for penalties due to delay in construction works	1,408	-
6.01.02	Variation in assets and liabilities	(20,742)	(21,682)
6.01.02.01	Trade accounts receivable	52,554	(62,944)
6.01.02.02	Properties for sale	75,403	109,839
6.01.02.03	Other accounts receivable	(10,208)	(6,968)
6.01.02.04	Prepaid expenses	193	394
6.01.02.05	Obligations related to purchases of properties and advances from customers	(37,112)	(29,948)
6.01.02.06	Taxes and contributions	1,242	8,184
6.01.02.07	Suppliers	(4,698)	250
6.01.02.08	Salaries and charges payable	(766)	560
6.01.02.09	Transactions with related parties	78	(9,917)
6.01.02.10	Other obligations	(97,428)	(31,132)
6.02	Net cash from investment activities	57,156	(69,114)
6.02.01	Purchase of property and equipment and intangible assets	(341)	(4,316)
6.02.02	Increase in investments	-	(499)
6.02.03	Redemption of short-term investments	75,267	454,562
6.02.04	Purchase of short-term investments	(20,487)	(518,861)
6.02.05	Equity instruments	2,717	-
6.03	Net cash from financing activities	(23,810)	153,051
6.03.01	Capital increase	-	167
6.03.02	Increase in loans, financing and debentures	12,250	40,390
6.03.03	Payment of loans, financing and debentures	(90,922)	(137,654)
6.03.06	Loan transactions with related parties	42	(451)
6.03.08	Disposal of treasury shares	148	-
6.03.09	Transactions related to the treasury shares repurchase program, net	54,672	-
6.03.12	Subscription and payment of common shares	-	250,599
6.05	Net increase (decrease) of cash and cash equivalents	(22,953)	6,926
6.05.01	Cash and cash equivalents at the beginning of the period	29,179	7,461
6.05.02	Cash and cash equivalents at the end of the period	6,226	14,387

INDIVIDUAL STATEMENT OF CHANGES IN EQUITY FROM 01/01/2019 TO 03/31/2019 (in thousands of Brazilian Reais)
CODE	DESCRIPTION	Capital	Capital reserves, stock options and treasury shares	Profit reserves	Retained earnings	Other comprehensive income	Total Equity
5.01	Opening balance	2,521,319	278,401	-	(2,308,403)	-	491,317
5.03	Opening adjusted balance	2,521,319	278,401	-	(2,308,403)	-	491,317
5.04	Capital transactions with shareholders	-	19,926	-	(16,710)	-	3,216
5.04.03	Stock option plan	-	162	-	-	-	162
5.04.05	Treasury shares sold	-	141	-	7	-	148
5.04.09	Share repurchase program	-	19,623	-	(16.717)	-	2,906
5.05	Total of comprehensive income (loss)	-	-	-	(46,354)	-	(46,354)
5.05.01	Net income (loss) for the period	-	-	-	(46,354)	-	(46,354)
5.07	Closing balance	2,521,319	298,327	-	(2,371,467)	-	448,179

INDIVIDUAL STATEMENT OF CHANGES IN EQUITY FROM 01/01/2018 TO 03/31/2018 (in thousands of Brazilian Reais)
CODE	DESCRIPTION	Capital	Capital reserves, stock options and treasury shares	Profit reserves	Retained earnings	Other comprehensive income	Total Equity
5.01	Opening balance	2,521,152	56,359	-	(1,866,289)	-	711,222
5.03	Opening adjusted balance	2,521,152	56,359	-	(1,866,289)	-	711,222
5.04	Capital transactions with shareholders	167	251,305	-	-	-	251,472
5.04.01	Capital increase	167	250,599	-	-	-	250,766
5.04.03	Stock option plan	-	706	-	-	-	706
5.05	Total of comprehensive income (loss)	-	-	-	(53,516)	-	(53,516)
5.05.01	Net income (loss) for the period	-	-	-	(53,516)	-	(53,516)
5.07	Closing balance	2,521,319	307,664	-	(1,919,805)	-	909,178

INDIVIDUAL STATEMENT OF VALUE ADDED (in thousands of Brazilian Reais)
CODE	DESCRIPTION	YEAR TO DATE 01/01/2019 to 03/31/2019	YEAR TO DATE FROM PREVIOUS YEAR 01/01/2018 to 03/31/2018
7.01	Revenues	88,127	244,090
7.01.01	Real estate development, sales and services	69,588	220,585
7.01.04	Allowance for expected credit losses	18,539	23,505
7.02	Inputs acquired from third parties	(87,701)	(186,297)
7.02.01	Cost of Sales and/or Services	(63,774)	(158,645)
7.02.02	Materials, energy, outsourced labor and other	(23,927)	(27,652)
7.03	Gross value added	426	57,793
7.04	Retentions	(4,002)	(3,603)
7.04.01	Depreciation and amortization	(4,002)	(3,603)
7.05	Net value added produced by the Company	(3,576)	54,190
7.06	Added value received on transfer	(3,114)	(8,619)
7.06.01	Income from equity method investments	(6,305)	(13,848)
7.06.02	Financial income	3,191	5,229
7.07	Value added total to be distributed	(6,690)	45,571
7.08	Value added distribution	(6,690)	45,571
7.08.01	Personnel and payroll charges	5,922	15,982
7.08.01.01	Direct remuneration	5,922	15,982
7.08.02	Taxes and contributions	9,372	23,765
7.08.02.01	Federal	9,372	23,765
7.08.03	Compensation – Interest	24,370	59,340
7.08.03.01	Interest	22,727	58,166
7.08.03.02	Rent	1,643	1,174
7.08.04	Compensation – Company capital	(46,354)	(53,516)
7.08.04.03	Net income (Retained losses)	(46,354)	(53,516)

CONSOLIDATED FINANCIAL STATEMENTS - BALANCE SHEET - ASSETS (in thousands of Brazilian Reais)

CODE	DESCRIPTION	ACTUAL QUARTER 03/31/2019	PRIOR YEAR 12/31/2018
1	Total Assets	2,321,399	2,526,280
1.01	Current Assets	1,506,864	1,683,371
1.01.01	Cash and cash equivalents	12,402	32,304
1.01.02	Short-term investments	50,666	104,856
1.01.02.01	Fair value of short-term investments	50,666	104,856
1.01.03	Accounts receivable	475,820	467,992
1.01.03.01	Trade accounts receivable	475,820	467,992
1.01.03.01.01	Receivables from clients of developments	452,728	442,877
1.01.03.01.02	Receivables from clients of construction and services rendered	23,092	25,115
1.01.04	Inventory	819,458	890,460
1.01.04.01	Properties for sale	819,458	890,460
1.01.07	Prepaid expenses	2,466	2,668
1.01.08	Other current assets	146,052	185,091
1.01.08.01	Noncurrent assets for sale	38,682	78,148
1.01.08.03	Other	107,370	106,943
1.01.08.03.01	Other accounts receivable and others	52,093	42,283
1.01.08.03.02	Receivables from related parties	55,277	64,660
1.02	Noncurrent assets	814,535	842,909
1.02.01	Noncurrent assets	472,597	496,561
1.02.01.04	Accounts receivable	120,614	174,017
1.02.01.04.01	Receivables from clients of developments	120,614	174,017
1.02.01.05	Inventory	228,228	198,941
1.02.01.05.01	Properties for sale	228,228	198,941
1.02.01.10	Other noncurrent assets	123,755	123,603
1.02.01.10.03	Other assets	94,507	95,194
1.02.01.10.04	Receivables from related parties	29,248	28,409
1.02.02	Investments	309,668	314,505
1.02.02.01	Interest in associates and affiliates	309,668	314,505
1.02.03	Property and equipment	21,615	20,073
1.02.03.01	Operating property and equipment	21,615	20,073
1.02.04	Intangible assets	10,655	11,770
1.02.04.01	Intangible assets	10,655	11,770

CONSOLIDATED FINANCIAL STATEMENTS - BALANCE SHEET - LIABILITIES AND EQUITY (in thousands of Brazilian Reais)
CODE	DESCRIPTION	ACTUAL QUARTER 03/31/2019	PRIOR YEAR 12/31/2018
2	Total Liabilities	2,321,399	2,526,280
2.01	Current liabilities	1,164,560	1,039,015
2.01.01	Social and labor obligations	5,746	6,780
2.01.01.02	Labor obligations	5,746	6,780
2.01.02	Suppliers	115,114	119,847
2.01.03	Tax obligations	57,445	57,276
2.01.03.01	Federal tax obligations	57,445	57,276
2.01.04	Loans and financing	441,191	348,395
2.01.04.01	Loans and financing	307,555	285,612
2.01.04.01.01	In Local Currency	307,555	285,612
2.01.04.02	Debentures	133,636	62,783
2.01.05	Other obligations	354,498	368,516
2.01.05.01	Payables to related parties	52,634	56,164
2.01.05.02	Others	301,864	312,352
2.01.05.02.04	Obligations related to purchases of properties and advances from customers	114,237	113,355
2.01.05.02.06	Other payables	162,728	173,951
2.01.05.02.07	Obligations assumed on the assignment of receivables	24,899	25,046
2.01.06	Provisions	190,566	138,201
2.01.06.01	Tax, labor and civil lawsuits	190,566	138,201
2.01.06.01.01	Tax lawsuits	637	637
2.01.06.01.02	Labor lawsuits	21,731	20,729
2.01.06.01.04	Civil lawsuits	168,198	116,835
2.02	Noncurrent liabilities	707,384	994,074
2.02.01	Loans and financing	348,981	541,018
2.02.01.01	Loans and financing	233,375	338,135
2.02.01.01.01	Loans and financing in local currency	233,375	338,135
2.02.01.02	Debentures	115,606	202,883
2.02.02	Other obligations	205,427	248,076
2.02.02.02	Others	205,427	248,076
2.02.02.02.03	Obligations related to purchase of properties and advances from customers	153,947	196,076
2.02.02.02.04	Other payables	20,996	19,860
2.02.02.02.06	Obligations assumed on the assignment of receivables	30,484	32,140
2.02.03	Deferred taxes	49,372	49,372
2.02.03.01	Deferred income tax and social contribution	49,372	49,372
2.02.04	Provisions	103,604	155,608
2.02.04.01	Tax, labor and civil lawsuits	103,604	155,608
2.02.04.01.01	Tax lawsuits	1,313	-
2.02.04.01.02	Labor lawsuits	35,670	36,961
2.02.04.01.04	Civil lawsuits	66,621	118,647
2.03	Equity	449,455	493,191
2.03.01	Capital	2,521,319	2,521,319
2.03.02	Capital Reserves	298,327	278,401
2.03.02.05	Treasury shares	(39,185)	(58,950)
2.03.02.07	Constitution of capital reserve	250,599	250,599
2.03.02.09	Reserve for granting stock options	86,913	86,752
2.03.05	Retained earnings/accumulated losses	(2,371,467)	(2,308,403)
2.03.09	Non-controlling interest	1,276	1,874

CONSOLIDATED FINANCIAL STATEMENTS - INCOME - (in thousands of Brazilian Reais)
CODE	DESCRIPTION	YEAR TO DATE 01/01/2019 to 03/31/2019	YEAR TO DATE FROM PREVIOUS YEAR 01/01/2018 to 03/31/2018
3.01	Gross Sales and/or Services	95,421	233,949
3.01.01	Revenue from real estate development	103,362	255,036
3.01.03	Taxes on real estate sales and services	(7,941)	(21,087)
3.02	Cost of sales and/or services	(88,974)	(208,679)
3.02.01	Cost of real estate development	(88,974)	(208,679)
3.03	Gross profit	6,447	25,270
3.04	Operating expenses/income	(42,683)	(59,783)
3.04.01	Selling expenses	(6,502)	(24,279)
3.04.02	General and administrative expenses	(7,900)	(18,696)
3.04.05	Other operating expenses	(26,599)	(16,190)
3.04.05.01	Depreciation and amortization	(4,373)	(3,985)
3.04.05.02	Other operating expenses	(22,226)	(12,205)
3.04.06	Income from equity method investments	(1,682)	(618)
3.05	Income (loss) before financial results and income taxes	(36,236)	(34,513)
3.06	Financial	(9,959)	(19,950)
3.06.01	Financial income	3,365	5,344
3.06.02	Financial expenses	(13,324)	(25,294)
3.07	Income before income taxes	(46,195)	(54,463)
3.08	Income and social contribution taxes	(404)	(232)
3.08.01	Current	(404)	(232)
3.09	Income (loss) from continuing operation	(46,599)	(54,695)
3.11	Income (loss) for the period	(46,599)	(54,695)
3.11.01	Income (loss) attributable to the Company	(46,354)	(53,516)
3.11.02	Net income attributable to non-controlling interests	(245)	(1,179)
3.99	Earnings per Share – (Brazilian Reais / Share)	-	-
3.99.01	Basic Earnings per Share	-	-
3.99.01.01	ON	(1,17596)	(1,41110)
3.99.02	Diluted Earnings per Share	-	-
3.99.02.01	ON	(1,17596)	(1,41110)

CONSOLIDATED FINANCIAL STATEMENTS - COMPREHENSIVE INCOME (LOSS) - (in thousands of Brazilian Reais)

CODE	DESCRIPTION	YEAR TO DATE 01/01/2019 to 03/31/2019	YEAR TO DATE FROM PREVIOUS YEAR 01/01/2018 to 03/31/2018
4.01	Consolidated Income (loss) for the period	(46,599)	(54,695)
4.03	Consolidated comprehensive income (loss) for the period	(46,599)	(54,695)
4.03.01	Income (loss) attributable to the Company	(46,354)	(53,516)
4.03.02	Net income attributable to the noncontrolling interests	(245)	(1,179)

CONSOLIDATED FINANCIAL STATEMENTS - CASH FLOWS - INDIRECT METHOD - (in thousands of Brazilian Reais)
CODE	DESCRIPTION	YEAR TO DATE 01/01/2019 to 03/31/2019	YEAR TO DATE FROM PREVIOUS YEAR 01/01/2018 to 03/31/2018
6.01	Net cash from operating activities	(31,884)	(62,761)
6.01.01	Cash generated in the operations	(38,481)	(66,947)
6.01.01.01	Income (loss) before income and social contribution taxes	(46,195)	(54,463)
6.01.01.02	Income from equity method investments	1,682	618
6.01.01.03	Stock options expenses	(2,460)	(91)
6.01.01.04	Unrealized interest and finance charges, net	204	3,781
6.01.01.05	Financial instruments	-	(20)
6.01.01.06	Depreciation and amortization	4,373	3,985
6.01.01.07	Provision for legal claims	22,225	11,527
6.01.01.08	Provision for profit sharing	-	1,231
6.01.01.09	Warranty provision	(338)	(834)
6.01.01.11	Allowance for expected credit losses	(18,539)	(23,505)
6.01.01.12	Provision for realization of non-financial assets - properties for sale	(841)	(9,176)
6.01.02	Variation in assets and liabilities	6,597	4,188
6.01.02.01	Trade accounts receivable	62,313	(31,059)
6.01.02.02	Properties for sale	82,022	99,612
6.01.02.03	Other accounts receivable	(9,995)	(4,509)
6.01.02.04	Prepaid expenses	202	399
6.01.02.05	Obligations related to purchase of properties and adv. from customers	(41,248)	(31,144)
6.01.02.06	Taxes and contributions	168	5,586
6.01.02.07	Suppliers	323	110
6.01.02.08	Salaries and charge payables	(1,034)	494
6.01.02.09	Transactions with related parties	10,851	(5,269)
6.01.02.10	Other obligations	(96,601)	(29,803)
6.01.02.11	Income tax and social contribution payable	(404)	(232)
6.02	Net cash from investment activities	56,565	(67,216)
6.02.01	Purchase of property and equipment and intangible assets	(343)	(4,368)
6.02.02	Increase in investments	-	(499)
6.02.03	Redemption of short-term investments	77,456	469,903
6.02.04	Purchase of short-term investments	(23,265)	(532,252)
6.02.05	Equity instruments	2.717	-
6.03	Net cash from financing activities	(44,583)	125,104
6.03.01	Capital increase	-	167
6.03.02	Increase in loans, financing and debentures	16,659	51,938
6.03.03	Payment of loans, financing and debentures	(116,104)	(177,149)
6.03.06	Loan transactions with related parties	42	(451)
6.03.08	Disposal of treasury shares	148	-
6.03.09	Transactions related to the share repurchase program	54.672	-
6.03.12	Subscription and payment of common shares	-	250,599
6.05	Net increase (decrease) of cash and cash equivalents	(19,902)	(4,873)
6.05.01	Cash and cash equivalents at the beginning of the period	32,304	28,527
6.05.02	Cash and cash equivalents at the end of the period	12,402	23,654

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FROM 01/01/2019 TO 03/31/2019 (in thousands of Brazilian Reais)
CODE	DESCRIPTION	Capital	Capital reserves, stock options and treasury shares	Profit reserves	Retained earnings	Other comprehensive income	Total Shareholders’ equity	Noncontrolling interest	Total equity Consolidated
5.01	Opening balance	2,521,319	278,401	-	(2,308,403)	-	491,317	1,874	493,191
5.03	Opening adjusted balance	2,521,319	278,401	-	(2,308,403)	-	491,317	1,874	493,191
5.04	Capital transactions with shareholders	-	19,926	-	(16,710)	-	3,216	-	3,216
5.04.03	Stock option plan	-	162	-	-	-	162	-	162
5.04.05	Treasury shares sold	-	141	-	7	-	148	-	148
5.04.09	Share repurchase program		19,623		(16,717)		2,906	-	2,906
5.05	Total of comprehensive income (loss)	-	-	-	(46,354)	-	(46,354)	(245)	(46,599)
5.05.01	Net income (loss) for the period	-	-	-	(46,354)	-	(46,354)	(245)	(46,599)
5.06	Internal changes in equity	-	-	-	-	-	-	(353)	(353)
5.06.01	Constitution of reserves	-	-	-	-	-	-	(353)	(353)
5.07	Closing balance	2,521,319	298,327	-	(2,371,467)	-	448,179	1,276	449,455

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FROM 01/01/2018 TO 03/31/2018 (in thousands of Brazilian Reais)
CODE	DESCRIPTION	Capital	Capital reserves, stock options and treasury shares	Profit reserves	Retained earnings	Other comprehensive income	Total Shareholders’ equity	Noncontrolling interest	Total equity Consolidated
5.01	Opening balance	2,521,152	56,359	-	(1,866,289)	-	711,222	3,847	715,069
5.03	Opening adjusted balance	2,521,152	56,359	-	(1,866,289)	-	711,222	3,847	715,069
5.04	Capital transactions with shareholders	167	251,305	-	-	-	251,472	-	251,472
5.04.01	Capital increase	167	250,599	-	-	-	250,766	-	250,768
5.04.03	Stock option plan	-	706	-	-	-	706	-	706
5.05	Total of comprehensive income (loss)	-	-	-	(53,516)	-	(53,516)	(1,179)	(54,695)
5.05.01	Net income (loss) for the period	-	-	-	(53,516)	-	(53,516)	(1,179)	(54,695)
5.07	Closing balance	2,521,319	307,664	-	(1,919,805)	-	(909,178)	2,668	(911,846)

CONSOLIDATED STATEMENT OF VALUE ADDED (in thousands of Brazilian Reais)
CODE	DESCRIPTION	YEAR TO DATE 01/01/2019 to 03/31/2019	YEAR TO DATE FROM PREVIOUS YEAR 01/01/2018 to 03/31/2018
7.01	Revenues	103,362	255,036
7.01.01	Real estate development, sales and services	84,823	231,531
7.01.04	Allowance for expected credit losses	18,539	23,505
7.02	Inputs acquired from third parties	(103,523)	(202,128)
7.02.01	Cost of Sales and/or Services	(77,657)	(172,407)
7.02.02	Materials, energy, outsourced labor and other	(25,866)	(29,721)
7.03	Gross value added	(161)	52,908
7.04	Retentions	(4,373)	(3,985)
7.04.01	Depreciation and amortization	(4,373)	(3,985)
7.05	Net value added produced by the Company	(4,534)	48,923
7.06	Value added received on transfer	1,683	4,726
7.06.01	Income from equity method investments	(1,682)	(618)
7.06.02	Financial income	3,365	5,344
7.07	Total value added to be distributed	(2,851)	53,649
7.08	Value added distribution	(2,851)	53,649
7.08.01	Personnel and payroll charges	6,453	18,808
7.08.01.01	Direct remuneration	6,453	18,808
7.08.02	Taxes and contributions	10,422	25,276
7.08.02.01	Federal	10,422	25,276
7.08.03	Compensation – Interest	26,628	63,081
7.08.03.01	Interest	24,641	61,566
7.08.03.02	Rent	1,987	1,515
7.08.04	Compensation – Company capital	(46,354)	(53,516)
7.08.04.03	Net income (Retained losses)	(46,354)	(53,516)

FOR IMMEDIATE RELEASE - São Paulo, May 14, 2019 – Gafisa S.A. (B3: GFSA3; OTC: GFASY), a leading Brazilian homebuilder focused on the upper-middle and high-income segments, announced today its operational and financial results for the first quarter of 2019 ended March 31, 2019.

GAFISA ANNOUNCES
1Q19 RESULTS

Conference Call

May 15, 2019

In Portuguese

► 5:00 p.m. Brasília time

+55 (11) 3137-8076 (Brazil)

Code: Gafisa

► 4:00 p.m. US EST

In English

(simultaneous translation from Portuguese)

+1 786 209-1795 (USA)

Code: Gafisa

Webcast: www.gafisa.com.br/ri

Replay:

+55 (11) 3137-8031

Portuguese: 8875| #270

English: 8876| #732

Shares

GFSA3 – B3

GFASY – OTC

Total outstanding shares: 44,757,914[1]

Average Daily Traded Volume (1Q19):

R$22.7 million.

(1) including 3,566,012 treasury shares.

In 2019, Gafisa will focus heavily on the process of rebuilding the Company. To guarantee shareholders’ interests are truly represented, we will take a management ownership approach that ensures the Board of Directors and Board of Executive Officers are integrated and in line with strategic and operational endeavors.

To support Management, we will form audit, restructuring, and compensation/governance committees.

Although significant challenges lie ahead, we remain confident that we will be able to reinforce our team and set up an experienced team capable of leading Gafisa to a new cycle.

Our rebuilding process began in early April when we summoned shareholders for an Extraordinary Shareholders’ Meeting. During the meeting, we developed a restructuring and management plan to facilitate growth and improve our capitalization.

Shareholders approved measures to i) hire a consulting firm to help develop our strategic plan and assess new areas of operation; ii) reissue treasury shares canceled by former management that may be sold in the future to generate inflows for Gafisa; and iii) increase capital by 26,273,962 shares, which should equal a total capitalization of R$130-R$134 million. Funds raised will be used to tackle short/medium term cash needs, regularize activities, and deleverage the Company.

At the Extraordinary Shareholders’ Meeting held on April 23, the Company’s Bylaws were amended and the authorized capital was increased from 71,031,876 common shares to up to 120,000,000 common shares, giving the Company the flexibility to increase capital in the future. The Board of Directors was also asked to assess the best funding alternatives via issue of securities convertible or not into shares to couple with the strategic plan. We are also considering raising funds of up to US$150 million to place in the domestic or international market.

We believe this strategy will pave the way to sustainable growth, with satisfied clients, restoring the company’s position as a highly credible leader in the Brazilian real estate sector and capable of meeting its obligations. We count on the confidence of our investors to forge ahead on this path to success.

The first quarter of 2019 results still do not reflect the impact of new Management elected on March 27, 2019, but they are related to decisions made by former Management.

Roberto Luz Portella

Chief Executive Officer

Table 1 – Operational Performance (R$ 000)

	1Q19	4Q18	Q/Q (%)	1Q18	Y/Y (%)
Launches	-	118,936	-100.0%	138,715	-100.0%
Gross Sales	91,270	153,406	-40.5%	293,460	-68.9%
Dissolutions	(41,363)	(58,401)	-29.2%	(57,702)	-28.3%
Pre-sales	49,907	95,005	-47.5%	235,757	-78.8%
Speed of Sales (SoS)	4.3%	7.2%	-2.9 p.p.	14.4%	-10.1 p.p.
Delivered PSV	80,079	263,254	-69.6%	-	-

*The amounts reported are net of swap and brokerage.

Table 2 – Financial Performance (R$ 000)

	1Q19	4Q18	Q/Q (%)	1Q18[7]	Y/Y (%)
Net Revenue	95,421	192,917	-51%	233,949	-59%
Recurring Adjusted Gross Profit¹	17,764	46,941	-62%	61,542	-74%
Recurring Adjusted Gross Margin¹	18.6%	24.3%	-572 bps	26.3%	-769 bps
Adjusted EBITDA²	(23,006)	(98,421)	-76.6%	5,653	-507%
Adjusted EBITDA Margin²	-24.1%	-51.0%	2,691 bps	2.4%	-2,653 bps
Net Income (ex- AUSA)³	(46,353)	(121,072)	-62%	(53,516)	-13%
Backlog Revenues	533,503	551,270	-3%	625,251	-15%
Backlog Results4 5	193,016	196,812	-2%	231,253	-17%
Backlog Results Margin4 5	36.2%	35.7%	48 bps	37.0%	-81 bps
Net Debt	727,104	752,253	-3%	778,530	-7%
Cash and Cash Equivalents[6]	63,068	137,160	-54%	204,938	-69%
Equity + Minority Shareholders	449,455	493,191	-9%	936,904	-52%
(Net Debt. – Proj. Fin.) / (Equity + Minority.)	51.1%	45.4%	569 bps	9.8%	4,133 bps

¹ Adjusted by capitalized interests and impairment of inventories and land.

² Adjusted by impairments of inventories and land, capitalized interest, stock option plan (non-cash), minority shareholders, and the goodwill write-off in the acquisition of Alphaville.

³ Adjusted by impairment of inventories, land, and goodwill of interest in Alphaville.

4 Backlog  results  net  of PIS/COFINS  taxes (3.65%) and  excluding  the  impact  of  the PVA  (Present Value Adjustment) method  according  to  Law  No. 11.638.

5 Backlog results comprise the projects restricted by condition precedent.

6 Cash and cash equivalents and marketable securities.

7 Restatement due to the adoption of IFRS 15 and IFRS 9.

Launches

In light of the review of launches pipeline projects and the company’s transition process this quarter, Gafisa decided to postpone project launches and focus efforts on inventory sales in 1Q19.

Sales

Gross sales totaled R$91.3 million in 1Q19, down 40.5% q-o-q and 68.9% y-o-y. 1Q19 is seasonally a weaker period because household expenditures increase due to school vacation/Carnival. Sales performance in the period was also affected by the still-fragile economy along with our ongoing restructuring process.

Dissolutions prolonged the downward trend of previous periods, reaching R$41.4 million in 1Q19, 28.3% lower than in 1Q18, despite a delivered PSV volume R$80.1 million higher than in the same period of the previous year.

¹ It considers accumulated in 2019.

Net pre-sales totaled R$49.9 million in 1Q19 versus R$235.7 million in 1Q18.

Sales Over Supply (SoS)

SoS was 4.3% in 1Q19. SoS in the last 12 months reached 35.8%, down 1.7 p.p. y-o-y. As previously mentioned, both metrics were affected by the postponement of launches in the period and the current restructuring process of the Company.

Inventory (Property for Sale)

Inventory at market value totaled R$1.12 billion in 1Q19, down 8.3% q-o-q.

It is worth mentioning the denunciation of 3Q18’s Vision Pinheiros project launch development, with a PSV, net of swaps and brokerage, of R$71.1 million. The decision to cancel this development is due to the product’s incompatibility with the profile sought in the region. This project will be reviewed and relaunched in the future.

Table 3 - Inventory at Market Value 4Q18 x 1Q19 (R$ 000)

	Inventories 4Q18	Launches	Dissolutions	Gross Sales	Adjustments¹	Inventories 1Q19	Q/Q(%)
São Paulo	1,034,013	-	31,985	(79,515)	(69,044)	917,439	-11.3%
Rio de Janeiro	143,163	-	8,773	(9,602)	(5,881)	136,453	-4.7%
Other Markets	47,890	-	606	(2,153)	23,339	69,681	45.5%
Total	1,225,066	-	41,363	(91,270)	(51,586)	1,123,573	-8.3%

¹ Adjustments in the period reflect the updates related to the project scope, launch date, and pricing update.

Inventory turnover was 21 months in 1Q19, in line with inventory turnover of 20 months in 1Q18.

Currently, approximately 70% of inventory is composed of residential units located in the state of São Paulo, with higher liquidity than commercial units.

Table 4 – Inventory at Market Value – Financial Progress – POC - (R$ 000)

	Not Initiated	Up to 30% built	30% to 70% built	More than 70% built	Finished Units	Total 1Q19
São Paulo	102,140	78,209	365,061	116,422	255,606	917,439
Rio de Janeiro	-	-	-	-	136,453	136,453
Other Markets	-	-	13,106	-	56,575	69,681
Total	102,140	78,209	378,167	116,422	448,634	1,123,573

* % POC does not necessarily reveal the status of construction works, but the project’s financial progress.

Table 5 - Inventory at Market Value– Commercial x Residential Breakdown (R$ 000)

GFSA Inventory %	Residential	Commercial	Total
São Paulo	780,530	136,908	917,439
Rio de Janeiro	34,878	101,575	136,453
Other	69,681	-	69,681
Total	885,090	238,483	1,123,573

Delivered Projects and Transfer

In 1Q19, Gafisa delivered the project Like Aclimação, totaling 136 units, net of swap, with PSVs totaling R$80.1 million, net of brokerage. Currently, Gafisa manages the construction of 14 projects, and 4 projects will start works soon.

Table 6 – Deliveries

Project	Delivery Date	Launch Date	Location	% Share	Units 100%¹	PSV % R$000²
Like Aclimação	Feb/19	Mar/16	São Paulo/SP	100%	136	80,079
Total 1Q19					136	80,079
Total 2019					136	80,079

¹ Number of units corresponding to 100% share in projects, net of swaps;

² PSV = Potential Sales Value of units, net of brokerage and swap.

PSV transferred in 1Q19 totaled R$64.8 million, up 9.9% y-o-y, boosted by the delivery of project Like Aclimação in the quarter.

Table 7 – Transfer and Delivery - (R$ 000)

	1Q19	4Q18	Q/Q (%)	1Q18	Y/Y (%)
PSV Transferred¹	64,821	82,400	-21.3%	58,998	9.9%
Delivered Projects	1	4	-75.0%	-	-
Delivery Units²	136	519	-73.8%	-	-
Delivered PSV³	80,079	263,254	-69.6%	-	-

¹ PSV transferred refers to the effective cash inflow from units transferred to financial institutions;

² Number of units corresponding to 100% share in projects, net of swaps;

³ PSV = Potential Sales Value of units, net of brokerage and swap.

Landbank

The Company’s landbank, with an estimated PSV of R$3.83 billion, represents 33 projects/phases totaling 6,782 units. Approximately 70% of land was acquired through swaps, most of it located in the city of São Paulo.

Table 8 - Landbank (R$ 000)

	PSV (% Gafisa) ¹	% Swap Total ²	% Swap Units	% Swap Financial	Potential Units (% Gafisa) ³	Potential Units Total
São Paulo	2,486,753	79.9%	71.4%	8.5%	4,978	5,331
Rio de Janeiro	748,745	60.1%	60.1%	0.0%	755	892
Other	594,327	30.0%	30.0%	0.0%	1,050	1,320
Total	3,829,825	69.8%	66.2%	3.6%	6,782	7,543

¹ The PSV (% Gafisa) reported is net of swap and brokerage fee.

² The swap percentage is measured compared to the historical cost of land acquisition.

³ Potential units are net of swap and refer to the Gafisa’s and/or its partners’ interest in the project.

The adjustments to landbank include the denunciation of the Vision Pinheiros project development previously mentioned.

Table 9 – Changes in the Landbank (1Q19 x 4Q18 - R$ 000)

	Initial Landbank	Land Acquisition	Launches	Dissolutions	Adjustments	Final Landbank
São Paulo	2,410,522	-	-	-	76,231	2,486,753
Rio de Janeiro	748,745	-	-	-	-	748,745
Other	594,327	-	-	-	-	594,327
Total	3,753,594	-	-	-	76,231	3,829,825

* The amounts reported are net swap and brokerage.

Approximately 58.3% of land was acquired through swaps in the quarter. In 3Q18, Gafisa acquired three new land areas in its strategic market (São Paulo), with potential PSV of R$324.4 million. The physical swap of these land acquisitions accounted for 79% of total purchase.

Table 8 - Landbank (R$ 000)

	PSV (% Gafisa)	% Swap Total	% Swap Units	% Swap Financial	Potential Units (% Gafisa)	Potential Units (100%)
São Paulo	2,645,527	55.5%	51.2%	4.3%	5,804	6,470
Rio de Janeiro	1,273,603	62.5%	62.5%	0.0%	1,712	1,712
Total	3,919,130	58.3%	55.7%	2.6%	7,516	8,182

¹ The swap percentage is measured compared to the historical cost of land acquisition.

² Potential units are net of swaps and refer to Gafisa’s and/or its partners’ interest in the project.

Table 9 – Changes in the Landbank (3Q18 x 2Q18 - R$ 000)

	Initial Landbank	Land Acquisition	Launches	Cancellations	Adjustments	Final Landbank
São Paulo	2,386,018	324,439	71,144	-	6,214	2,645,527
Rio de Janeiro	1,353,466	-	-	79,863	-	1,273,603
Total	3,739,484	324,439	71,144	79,863	6,214	3,919,130

FINANCIAL RESULTS

Revenue

Net revenues totaled R$95.4 million in 1Q19, down 59% from 1Q18, driven by lower sales volume and work evolution in the period.

Table 10 – Revenue Recognition (R$ 000)

	1Q19				1Q18¹
Launches	Pre-Sales	% Sales	Revenue	% Revenue	Pre-Sales	% Sales	Revenue	% Revenue
2018	5,222	10.5%	7,549	7.9%	107,028	45.4%	-	-
2017	3,126	6.3%	14,682	15.4%	22,264	9.4%	75,983	32.5%
2016	9,037	18.1%	32,733	34.3%	19,038	8.1%	84,273	36.0%
2015	27,141	54.4%	27,310	28.6%	62,030	26.3%	11,713	5.0%
<2014	5,381	10.8%	13,147	13.8%	25,398	10.8%	61,980	26.5%
Total	49,907	100%	95,421	100.0%	235,757	100%	233,949	100.0%

¹Restatement due to the adoption of IFRS 15 and IFRS 9.

Gross Profit & Margin

Gafisa’s recurring adjusted gross profit came to R$17.8 million versus R$46.9 million in 4Q18 and R$61.5 million in 1Q18. Adjusted gross margin stood at 18.6%, down 7.69 p.p. from 1Q18. This y-o-y gross margin decrease is chiefly due to discounts granted in the sale of previous years finished units.

Table 11 – Gross Margin (R$ 000)

	1Q19	4Q18	Q/Q(%)	1Q18³	Y/Y (%)
Net Revenue	95,421	192,917	-51%	233,949	-59%
Gross Profit	6,447	(29,710)	122%	25,270	-74%
Gross Margin	6.8%	-15.4%	2,216 bps	10.8%	-405 bps
(-) Financial Costs	(11,317)	(13,506)	-16%	(36,272)	-69%
Adjusted Gross Profit ¹	17,764	(16,204)	-210%	61,542	-71%
Adjusted Gross Margin ¹	18.6%	-8.4%	2,702 bps	26.3%	-769 bps
(-) Inventory and landbank adjustment	-	(63,145)	-100%	-	-
Recurring Adjusted Gross Profit ²	17,764	46,941	-62%	61.542	-71%
Recurring Adjusted Gross Margin ²	18.6%	24.3%	-572 bps	26.3%	-769 bps

¹ Adjusted by capitalized interests.

² Adjusted by impairment of land and inventories.

³ Restatement due to the adoption of IFRS 15 and IFRS 9.

Selling, General and Administrative Expenses (SG&A)

Selling, general and administrative expenses totaled R$14.4 million, 66% below 1Q18.

Selling expenses totaled R$6.5 million in 1Q19, down 43% q-o-q, due to lower marketing, condominium, IPTU (Urban Property Tax) and sales commission expenses, reflecting lower sales volume in the period. Y-o-y, selling expenses declined 73%.

General and administrative expenses totaled R$7.9 million, down 58% from 1Q18. This significant decrease was mainly due to (i) a review of services and IT agreements, which reduced expenses by R$3 million y-o-y, and (ii) a 50% cut in headcount in the second half of 2018, which resulted in approximate savings of R$4 million. Q-o-q, the positive amount of R$4.7 million recorded in 4Q18 was due to a net reversal of provisions for bonus from previous years totaling R$14.8 million in 2018.

Table 12 – SG&A Expenses (R$ 000)

	1Q19	4Q18	Q/Q(%)	1Q18	Y/Y (%)
Selling Expenses	(6,502)	(11,389)	-43%	(24,279)	-73%
G&A Expenses	(7,900)	4,752	-266%	(18,696)	-58%
Total SG&A Expenses	(14,402)	(6,637)	117%	(42,975)	-66%

Other Operating Income/Expenses came to R$22.2 million in 1Q19, down 83% from 4Q18, impacted by impairment referring to Alphaville goodwill; and provisions for four relevant contingencies totaling R$106.9 million.

Y-o-y, other operating income/expenses surged 89% from R$11.8 million recorded in 1Q18. Main contingencies accrued in the period refer to i) construction work delay in previous years’ projects totaling R$4.5 million; and ii) a construction defect in a project launched in May 2005, totaling R$3.1 million.

Table 13 – Other Operating Income/Expenses (R$ 000)

	1Q19	4Q18	Q/Q(%)	1Q18	Y/Y (%)
Litigation Expenses	(22,225)	(127,668)	-83%	(11,776)	89%
Loss on realization of investment valued at fair value	-	(112,800)	-100%	-	-
Other	(1)	(10,966)	-100%	(429)	-100%
Total	(22,226)	(251,434)	-91%	(12,205)	82%

Adjusted EBITDA

Recurring adjusted EBITDA came negative at R$23 million in 1Q19, down 77% from negative R$98.4 million in 4Q18.

Table 14 – Adjusted EBITDA (R$ 000)

	1Q19	4Q18	Q/Q(%)	1Q18³	Y/Y (%)
Net Income (Loss)	(46,354)	(297,017)	-84%	(53,516)	-13%
(+) Inventory and Landbank Adjustment	-	63,145	-100%	-	-
Adjusted Net Income¹	(46,354)	(233,872)	-80%	(53,516)	-13%
(+) Financial Results	9,959	22,310	-55%	19,950	-50%
(+) Income Tax / Social Contribution	404	(24,085)	-102%	232	74%
(+) Depreciation and Amortization	4,373	5,772	-24%	3,985	10%
(+) Capitalized Interest	11,317	13,506	-16%	36,272	-69%
(+) Expenses w/ Stock Option Plan	(2,460)	15	-16,500%	(91)	2,603%
(+) Minority Shareholders	(245)	170	-244%	(1,179)	-79%
(+) AUSA loss on Investment realization Effect	-	112,800	-100%	-	-
(+) Impairment of Software	-	4,963	-100%	-	-
Recurring Adjusted EBITDA²	(23,006)	(98,421)	-77%	5,653	-507%

¹ Adjusted by impairments of inventories and land.

² Adjusted by impairments of inventories and land, capitalized interest, stock option plan (non-cash), minority shareholders, and goodwill write-off in the acquisition of Alphaville.

³ Restatement due to the adoption of IFRS 15 and IFRS 9.

Financial Result

In 1Q19, financial results totaled R$3.4 million, down 23% and 37% from 4Q18 and 1Q18, respectively, reflecting a lower balance of cash and cash equivalents in the period. Financial expenses reached R$13.3 million in 1Q19, 50% lower than in 4Q18, due to reduced interest rates on funding in view of a lower level of indebtedness.

In 1Q19, net financial result was negative R$10 million, versus a net loss of R$22.3 million in 4Q18 and R$20.0 million in 1Q18.

Net Result

1Q19 recorded a negative adjusted net result of R$46 million, compared to a net loss of R$121 million and R$53.5 million in 4Q18 and 1Q18, respectively.

Tale 15 – Net Result (R$ 000)

	1Q19	4Q18	Q/Q(%)	1Q18 ²	Y/Y (%)
Net Result	(46,354)	(297,017)	-84%	(53,516)	-13%
(-) Inventory and landbank adjustment	-	(63,145)	-100%	-	-
(-) Loss of investment in Alphaville	(1)	(112,800)	-100%	-	-
Adjusted Net Result[1]	(46,353)	(121,072)	-62%	(53,516)	-13%

1 Adjusted by impairment of inventories, land, and goodwill of interest in Alphaville.

² Restatement due to the adoption of IFRS 15 and IFRS 9.

Backlog of Revenues and Results

In 1Q19, the balance of backlog revenues by the PoC method totaled R$193.0 million, with a margin of 36.2% to be recognized, 0.48 p.p. above 4Q18, reflecting recent launches assertiveness.

Table 16 – Backlog Results (REF) (R$ 000)

	1Q19	4Q18	Q/Q(%)	1Q18	Y/Y (%)
Backlog Revenues	533,503	551,270	-3%	625,251	-15%
Backlog Costs (units sold)	(340,487)	(354,458)	-4%	(393,999)	-14%
Backlog Results	193,016	196,812	-2%	(231,253)	-17%
Backlog Margin	36.2%	35.7%	48 bps	37.0%	-81 bps

Notes: Backlog    results  net of PIS/COFINS taxes (3.65%) and    excluding  the   impact   of PVA (Present Value Adjustment)   method according  to Law No. 11.638.

Backlog results comprise the projects restricted by condition precedent.

BALANCE SHEET

Cash and Cash Equivalents and Marketable Securities

On March 31, 2019, cash and cash equivalents and marketable securities totaled R$63.1 million.

Receivables

At the end of 1Q19, total accounts receivable totaled R$1.15 billion, down 5% from 4Q18. Of this amount, R$596.4 million were already recognized in the balance sheet, and R$342 million are expected to be received in 2019.

Table 17 – Total Receivables (R$ 000)

	1Q19	4Q18	Q/Q(%)	1Q18¹	Y/Y (%)
Receivables from developments (off balance sheet)	553,713	572,154	-3%	648,938	-15%
Receivables from PoC-ST (on balance sheet)	475,820	467,993	2%	511,536	-7%
Receivables from PoC-LT (on balance sheet)	120,614	174,017	-31%	186,897	-35%
Total	1,150,147	1,214,164	-5%	1,347,371	-15%

¹ Restatement due to the adoption of IFRS 15 and IFRS 9.

Notes: ST – Short term | LT- Long term | PoC – Percentage of Completion Method.

Receivables from developments: Accounts receivable not yet recognized according to PoC and BRGAAP.

Receivables from PoC: Accounts receivable already recognized according to PoC and BRGAAP.

Table 18 – Receivables Schedule (R$ 000)

	Total	2019	2020	2021	2022	2023 – and after
Receivables from PoC	596,434	342,003	187,579	61,531	1,347	3,974

Cash Generation

The Company ended the first quarter of 2019 with a positive cash generation of R$25.1 million, the second consecutive quarter of cash generation, as a result of disciplined expense management.

Table 19 – Cash Generation (R$ 000)

	4Q18	1Q19
Availabilities [1]	137,160	63,068
Change in Availabilities (1)	(57,285)	(74,092)
Total Debt + Investor Obligations	889,413	790,172
Change in Total Debt + Investor Obligations (2)	(70,931)	(99,241)
Cash Generation in the period (1) - (2)	13,646	25,149
Final Accumulated Cash Generation	(45,583)	25,149

 ¹ Cash and cash equivalents and marketable securities.

Liquidity

In 1Q19, Net Debt/Shareholders’ Equity ratio stood at 161.8%, an effect of losses accumulated over the last periods, higher than lower indebtedness. Excluding project finance, the Net Debt/Shareholders’ Equity ratio stood at 51.1%.

Net debt in 1Q19 totaled R$727.1 million, down 7% y-o-y.

Table 20 – Debt and Investor Obligations (R$ 000)

	1Q19	4Q18	Q/Q(%)	1Q18	Y/Y (%)
Debentures – Working Capital (A)	249,242	265,666	-6%	168,041	48%
Project Financing SFH – (B)	497,307	528,140	-6%	686,728	-28%
Working Capital (C)	43,623	95,607	-54%	128,699	-66%
Total Debt (A)+(B)+(C)= (D)	790,172	889,413	-11%	983,468	-20%
Cash and Availabilities¹ (E)	63,068	137,160	-54%	204,938	-69%
Net Debt (D)-(E) = (F)	727,104	752,253	-3%	778,530	-7%
Equity + Minority Shareholders (G)	449,455	493,191	-9%	936,904	-52%
(Net Debt) / (Equity) (F)/(G) = (H)	161.8%	152.5%	925 bps	83.1%	7,868 bps
(Net Debt – Proj. Fin.) / Equity ((F)-(B))/(G) = (I)	51.1%	45.4%	569 bps	9.8%	4,133 bps

¹ Cash and cash equivalents and marketable securities.

The Company ended 1Q19 with R$283.8 million total short-term debt, 36% of total debt versus 39% at the end of 4Q18. On March 31, 2019, the consolidated debt average cost was 11.57% p.a., or 180.8% of CDI. We also emphasize that during 1Q19, the Company amortized nearly R$116.1 million of contracted debt principal balance.

Table 21 – Debt Maturity (R$ 000)

	Average cost (p.a.)	Total	Until Mar/20	Until Mar/21	Until Mar/22	Until Mar/23
Debentures – Working Capital (A)	CDI + 3% / CDI + 3.75% / CDI + 5.25% / IPCA + 8.37%	249,242	52,596	153,504	41,541	1,601
Project Financing SFH (B)	TR + 8.30% a 14.19% / 12.87% / 143% CDI	497,307	231,047	193,011	73,249	-
Working Capital (C)	135% CDI / CDI + 2.5% / CDI + 3% / CDI + 3.70% / CDI + 4.25%	43,623	188	198	43,237	-
Total (A)+(B)+(C) = (D)		790,172	283,831	346,713	158,027	1,601
Obligations with investors (E)		-	-	-	-	-
Total Debt (D)+(E) = (F)		790,172	283,831	346,713	158,027	1,601
% of Total Maturity per period			36%	44%	20%	0.2%
Project debt maturing as % of total debt (C)/ (F)			81%	56%	46%	-
Corporate debt maturing as % of total debt ((A)+(C) + (E))/ (F)			19%	44%	54%	100%
Ratio Corporate Debt / Mortgage	37% / 63%

SUBSEQUENT EVENTS

Elaboration of a Long-Term Strategic Plan

At the Extraordinary Shareholders’ Meeting held on April 15, 2019, the Board of Directors was authorized to hire a first-tier bank or consulting firm to elaborate a long-term strategic plan for the Company, aiming at resuming the path to growth, taking into account, besides Gafisa’s area of operation, potential opportunities to expand to other segments and new markets.

The Extraordinary Shareholders’ Meeting also approved the hiring of the consulting firm Falconi which will give support to the restructuring plan, focused on change of culture, review of structure, processes and expenses optimization; as well as the implementation of the zero-based budget.

Capital Increase

On April 15, 2019, a capital increase was approved by means of the issue of 26,273,962 non-par, registered, book-entry shares.

The issue reference price shall be R$6.02 per share, defined based on Article 170, Paragraph 1, items I and III of Law No. 6.404/76, applying a scheduled bonus: (i) 15% applied over the issue reference price in the exercise of preemptive right at a price of R$5.12 per common share ON; and (ii) an additional 3% in the amount of R$4.96 per common share ON in unsold shares subscription.

The Company’s shareholders shall be ensured the preemptive right to subscribe for new shares based on their ownership position at the closing of the B3 trading session on April 23, 2019.

The term to exercise the preemptive right shall be 30 consecutive days as of April 24, 2019 (inclusive) until May 23, 2019 (inclusive).

Authorized Capital Increase

The Extraordinary Shareholders’ Meeting held on April 23, 2019, approved to increase the limit of the Company’s Authorized Capital from 71,031,876 common shares to 120,000,000 common shares.

Reissue of Shares

On April 24, 2019, the Company announced to its shareholders and to the market in general that, in compliance with decision made by the Board of Directors on a meeting held on April 15, 2019, shares were reissued on April 23, 2019, totaling one million, four hundred thousand, three hundred and twenty-five (1,400,325) Company’s shares, referring to shares previously canceled by former management. Therefore, the Company’s capital stock is now divided into 44,757,914 non-par, registered, book-entry, common shares.

São Paulo, May 14, 2019.

Alphaville Urbanismo SA released its results for the first quarter of 2019.

Financial Results

In 1Q19, net revenue came negative at R$23 million and net loss totaled R$185 million.

	1Q19	1Q18	1Q19 vs. 1Q18
Net revenue	-23	86	-126%
Net income	-185	-92	101%

It is worth mentioning that Gafisa discontinued the recognition of its share in future losses after reducing the accounting balance of its 30% stake in Alphaville's share capital to zero.

For further information, please contact our Investor Relations team at ri@alphaville.com.br or +55 11 3038-7131.

Consolidated Income Statement

	1Q19	4Q18	Q/Q (%)	1Q18¹	Y/Y (%)
Net Revenue	95,421	192,917	-51%	233,949	-59%
Operating Costs	(88,974)	(222,627)	-60%	(208,679)	-57%
Gross Profit	6,447	(29,710)	-122%	25,270	-74%
Gross Margin	6.8%	-15.4%	2,216 bps	10.8%	-405 bps
Operating Expenses	(42,683)	(268,912)	-84%	(59,783)	-29%
Selling Expenses	(6,502)	(11,389)	-43%	(24,279)	-73%
General and Administrative Expenses	(7,900)	4,752	-266%	(18,696)	-58%
Other Operating Revenue/Expenses	(22,226)	(251,434)	-91%	(12,205)	82%
Depreciation and Amortization	(4,373)	(5,772)	-24%	(3,985)	10%
Equity Income	(1,682)	(5,069)	-67%	(618)	172%
Operational Result	(36,236)	(298,622)	-88%	(34,513)	5%
Financial Income	3,365	4,342	-23%	5,344	-37%
Financial Expenses	(13,324)	(26,652)	-50%	(25,294)	-47%
Net Income Before Taxes on Income	(46,195)	(320,932)	-86%	(54,463)	-15%
Deferred Taxes	-	25,100	-100%	-	-
Income Tax and Social Contribution	(404)	(1,015)	-60%	(232)	74%
Net Income After Taxes on Income	(46,599)	(296,847)	-84%	(54,695)	-15%
Continued Op. Net Income	(46,599)	(296,847)	-84%	(54,695)	-15%
Minority Shareholders	245	(170)	-244%	1.179	-79%
Net Income	(46,354)	(297,017)	-84%	(53,516)	-13%

¹ Restatement due to the adoption of IFRS 15 and IFRS 9.

Consolidated Balance Sheet

	1Q19	4Q18	Q/Q (%)	1Q18¹	Y/Y (%)
Current Assets
Cash and Cash equivalents	12,402	32,304	-62%	23,654	48%
Securities	50,666	104,856	-52%	181,284	-72%
Receivables from clients	475,820	467,993	2%	511,536	-7%
Properties for sale	819,458	890,460	-8%	831,593	-1%
Other accounts receivable	107,370	106,943	0%	115,928	-7%
Prepaid expenses and other	2,466	2,668	-8%	5,136	-52%
Land for sale	38,682	78,148	-51%	65,798	-41%
Subtotal	1,506,864	1,683,372	-10%	1,734,929	-13%

Long-term Assets
Receivables from clients	120,614	174,017	-31%	186,897	-35%
Properties for sale	228,228	198,941	15%	336,511	-32%
Other	123,755	123,602	0%	91,568	35%
Subtotal	472,597	496,560	-5%	614,976	-23%
Intangible, Property and Equipment	32,270	31,843	1%	41,005	-21%
Investments	309,668	314,505	-2%	479,445	-35%

Total Assets	2,321,399	2,526,280	-8%	2,870,355	-19%

Current Liabilities
Loans and financing	307,555	285,612	8%	324,376	-5%
Debentures	133,636	62,783	113%	11,408	1,071%
Obligations for purchase of land advances from customers	114,237	113,355	1%	142,766	-20%
Material and service suppliers	115,114	119,847	-4%	99,165	16%
Taxes and contributions	57,445	57,276	0%	52,016	10%
Other	436,573	400,142	9%	308,323	42%
Subtotal	1,164,560	1,039,015	12%	938,054	24%

Long-term liabilities
Loans and financings	233,375	338,135	-31%	491,051	-52%
Debentures	115,606	202,883	-43%	156,633	-26%
Obligations for Purchase of Land and advances from customers	153,947	196,076	-21%	134,924	14%
Deferred taxes	49,372	49,372	0%	74,473	-34%
Provision for Contingencies	103,604	155,608	-33%	78,293	32%
Other	51,480	52,000	-1%	57,615	-11%
Subtotal	707,384	994,074	-29%	992,989	-29%

Shareholders’ Equity
Shareholders’ Equity	448,179	491,317	-9%	936,644	-52%
Minority Interest	1,276	1,874	-32%	2,668	-52%
Subtotal	449,455	493,191	-9%	939,312	-52%
Total liabilities and Shareholders’ Equity	2,321,399	2,526,280	-8%	2,870,355	-19%

¹ Restatement due to the adoption of IFRS 15 and IFRS 9.

Consolidated Cash Flow

	1Q19	1Q18¹
Net Income (Loss) before taxes	(46,195)	(54,463)
Expenses/revenues that do not impact working capital	(7,714)	(12,486)
Depreciation and amortization	4,373	3,985
Impairment	(841)	(9,176)
Expense with stock option plan	(2,460)	(91)
Unrealized interest and fees, Net	204	3,781
Equity Income	1,682	617
Provision for guarantee	(338)	(834)
Provision for contingencies	22,225	11,527
Profit Sharing provision	-	1,231
Provision (reversal) for doubtful accounts	(18,539)	(23,505)
Gain / Loss of financial instruments	-	(21)
Provision for fine due to construction work delay	1,408	-
Clients	62,313	(31,059)
Properties held for sale	82,022	99,612
Other accounts receivable	(9,995)	(4,509)
Prepaid expenses and deferred sale selling expenses	202	399
Obligations on land property acquisitions	(41,248)	(31,144)
Taxes and contributions	168	5,586
Suppliers	323	110
Payroll, charges, and provision for bonuses	(1,034)	494
Other accounts payable	(96,601)	(29,800)
Related party operations	10,851	(5,269)
Taxes paid	(404)	(232)
Cash used in operating activities	(31,884)	(62,761)
Investment Activities	-	-
Acquisition of properties and equipment	(343)	(4,368)
Capital contribution to parent company	-	(499)
Redemption of securities, collaterals, and credits	77,456	469,903
Investment in marketable securities and restricted credits	(23,265)	(532,252)
Equity instruments	2,717	-
Cash used in investment activities	56,565	(67,216)
Funding Activities	-	-
Related party contributions	-	-
Increase in Addition of loans and financing	16,659	51,938
Amortization of loans and financing	(116,104)	(177,149)
Assignment of credit receivables, Net	-	-
Loan operations	42	(451)
Sale of treasury shares	148	-
Cash used in financing activities/ discontinued	-	-
Movements related to the share buyback program	54,672	-
Capital Increase	-	167
Subscription and payment of common shares	-	250,599
Net cash from financing activities	(44,583)	125,104
Net cash variation for sales operations	-	-
Increase (decrease) in cash and cash equivalents	(19,902)	(4,873)
Beginning of the period	32,304	28,527
End of the period	12,402	23,654
Increase (decrease) in cash and cash equivalents	(19,902)	(4,873)

¹ Restatement due to the adoption of IFRS 15 and IFRS 9.

This release contains forward-looking statements about business prospects, estimates for operating and financial results, and Gafisa’s growth prospects. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy, and the industry, among other factors; therefore, they are subject to change without prior notice.

IR Contacts
Telephone: +55 11 3025-9242 / 9474
Email: ri@gafisa.com.br
IR Website: www.gafisa.com.br/ri

Media Relations
Máquina Cohn & Wolfe

Nancy Campos / Rodrigo Garcia
Telephone: +55 11 3147-7463
Fax: +55 11 3147-7438
E-mail: gafisa@grupomaquina.com

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

March 31, 2019

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

1.   Operations

Gafisa S.A. ("Gafisa" or "Company") is a publicly traded company with registered office at Avenida Presidente Juscelino Kubitschek, nº 1.830, conjunto comercial nº 32, 3o andar, Bloco 2, in the city and state of São Paulo, Brazil, and began its operations in 1997 with the objectives of: (i) promoting and managing all forms of real estate ventures on its own behalf or for third parties (in the latter case, as construction company or proxy); (ii) selling and purchasing real estate properties; (iii) providing civil construction and civil engineering services; (iv) developing and implementing marketing strategies related to its own and third party real estate ventures; and (v) investing in other companies who share similar objectives.

The Company has stocks traded at B3 S.A. – Brasil, Bolsa, Balcão (former BM&FBovespa), reporting its information to the Brazilian Securities and Exchange Commission (CVM) and the U.S. Securities and Exchange Commission (SEC).

On November 26, 2018, the Board of Directors approved the delisting of shares on the New York Stock Exchange (NYSE), aimed to perform the migration of the American Depositary Receipts (ADR) Program from Level 3 to Level 1, and the cancellation of the registry with the SEC. On December 7, 2018, Form25 was filed with the SEC, with copy to the NYSE, for voluntary delisting of the American Depositary Shares (ADSs), represented by the ADRs of the NYSE. The ADSs were delisted on the NYSE on December 17, 2018, and are currently traded Over the Counter (OTC). In the Extraordinary Shareholders’ Meeting held on April 15, 2019, the measures taken for the voluntary delisting of the shares on the NYSE and changing the ADR program from Level 3 to Level 1 were rejected (Note 31 (iii)).

The Company enters into real estate development projects with third parties through specific purpose partnerships (“Sociedades de Propósito Específico” or “SPEs”) or through the formation of consortia and condominiums. Such companies significantly share the managerial and operating structures, and corporate, managerial and operating costs with the Company. The SPEs, condominiums and consortia operate solely in the real estate industry and are linked to specific ventures.

1.1     Change in Shareholding Structure

On February 14, 2019, 14,600,000 shares held by the group of its majority shareholder, GWI Asset Management S.A., corresponding to 33.67% stake in the Company, were auctioned. As a result of this auction, Planner Corretora de Valores S.A., by means of the investment funds it manages, started to hold 8,000,000 common shares, corresponding to 18.45% of total common shares issued by the Company.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

March 31, 2019

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.   Presentation of quarterly information and summary of significant accounting policies

2.1.    Basis of presentation and preparation of individual and consolidated quarterly information

On May 14, 2019, the Company’s Board of Directors approved these individual and consolidated quarterly information of the Company and authorized its disclosure.

The Individual Quarterly Information (ITR) was prepared in accordance with the Accounting Pronouncements Committee (CPC) Technical Pronouncement (CPC) 21 (R1) – Interim Financial Reporting, and the consolidated quarterly information was prepared according to the Technical Pronouncement (CPC) 21 (R1) – Interim Financial Reporting and the International Accounting Standard (IAS) 34 – Interim Financial Reporting, applicable to real estate development entities in Brazil, registered with the Brazilian Securities and Exchange Commission (CVM). The aspects related to the transfer of control in the sale of real estate units follow the understanding of the company’s management, aligned with that issued by the CVM in the Circular Letter /CVM/SNC/SEP 02/18 on the application of the Technical Pronouncement NBC TG 47 (IFRS 15), consistently with the rules issued by the CVM, applicable to the preparation of Quarterly Information (ITR).

Except for the changes described in Note 3, the quarterly information was prepared using the same accounting practices, judgments, estimates and assumptions adopted in the presentation and preparation of the financial statements for the year ended December 31, 2018. Therefore, the corresponding quarterly information shall be read together with the financial statements as of December 31, 2018.

The individual quarterly information of the Company is not considered in compliance with the International Financial Reporting Standards (IFRS), once it considers the capitalization of interest on qualifying assets of investees in the individual quarterly information of the Company.

The quarterly information was prepared on a going concern basis. Management periodically assesses the Company’s ability to continue as going concern when preparing the quarterly information.

All amounts reported in the accompanying quarterly information are in thousands of Brazilian Reais, except as otherwise stated.

The other explanations related to this note were not subject to material changes in relation to the disclosures in Note 2.1 to the individual and consolidated financial statements as of December 31, 2018.

2.1.1.    Consolidated quarterly information

The accounting practices were uniformly adopted in all subsidiaries included in the consolidated quarterly information and the fiscal year of these companies is the same of the Company. See further details in Note 9.

The other explanations related to this note were not subject to material changes in relation to the disclosures in Note 2.1.1 to the individual and consolidated financial statements as of December 31, 2018.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

March 31, 2019

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.2.    Restatement of Quarterly Information as of March 31, 2018

In line with the adoption of CPC 47 – Revenue from Contracts with Customers on January 1, 2017, for comparability purposes, the information on the statements of Profit or Loss and Added Value as of March 31, 2018 are being presented on the same base of the current period and its retrospective effects are shown below. The impact on the statements of change in equity is the same one shown in the statement of profit or loss. The statements of cash flows were restated, without showing, however, the changes in the total amounts of operating, investing and financing activities.

	Company			Consolidated
Statement of profit or loss	Originally reported balances	Impact from applying the CPC 47	Balances after applying the CPC 47 as of 03/31/2018	Originally reported balances	Impact from applying the CPC 47	Balances after applying the CPC 47 as of 03/31/2018

Net operating revenue	203,076	20,552	223,628	213,397	20,552	233,949
Operating costs	(173,218)	(18,144)	(191,362)	(190,535)	(18,144)	(208,679)
Operating (expenses) / income	(65,562)	-	(65,562)	(59,783)	-	(59,783)
Financial income (expense)	(20,220)	-	(20,220)	(19,950)	-	(19,950)
Income tax and social contribution	-	-	-	(232)	-	(232)
Profit from (loss on) continued operations	(55,924)	2,408	(53,516)	(57,103)	2,408	(54,695)
Non-controlling interests	-	-	-	(1,179)	-	(1,179)
Net profit (loss) for the year	(55,924)	2,408	(53,516)	(55,924)	2,408	(53,516)

Statement of value added
Net value added produced by the entity	51,782	2,408	54,190	46,515	2,408	48,923
Value added received as transfer	(8,619)	-	(8,619)	4,726	-	4,726
Total value added to be distributed	43,163	2,408	45,571	51,241	2,408	53,649

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

March 31, 2019

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

3.   New standards, changes and interpretation of standards issued and not yet adopted

Beginning on January 1st, 2019, the following standard is in effect:

(i)               The IFRS 16 – Leases (CPC 06 R2)

This standard replaces the previous lease standard, IAS 17/CPC 06 (R1) – Leases, and related interpretation, and establishes the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, that is, the customers (lessees) and providers (lessors).  Lessees are required to recognize a lease liability reflecting the future lease payments and a “right-of-use assets” for practically all lease contracts, except certain short-term leases and contracts of low-value assets. For lessors, the criteria for recognition and measurement of leases in the financial statements are substantially maintained.

The impact of the first-time adoption on the opening balance as of January 1st, 2019 is as follows:

	Company			Consolidated
	Originally reported balances	Impact from applying the CPC 06 R2 (Note 10)	Balances after applying the CPC 06 (R2) as of 01/01/2019	Originally reported balances	Impact from applying the CPC 06 R2 (Note 10)	Balances after applying the CPC 06 (R2) as of 01/01/2019
Statement of financial position
Assets
Total current assets	1,367,727	-	1,367,727	1,683,371	-	1,683,371
Total non-current assets	1,852,040	4,457	1,856,497	842,909	4,457	847,366
Total Assets	3,219,767	4,457	3,224,224	2,526,280	4,457	2,530,737

Liabilities
Total current liabilities	1,819,565	1,118	1,820,683	1,039,015	1,118	1,040,133
Total non-current liabilities	908,885	3,339	912,224	994,074	3,339	997,413
Total equity	491,317	-	491,317	493,191	-	493,191
Total liabilities and equity	3,219,767	4,457	3,224,224	2,526,280	4,457	2,530,737

The other explanations related to this note were not subject to material changes in relation to the disclosures in Note 3 to the individual and consolidated financial statements as of December 31, 2018.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

March 31, 2019

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

4.   Cash and cash equivalents and short-term investments

4.1.    Cash and cash equivalents

	Company		Consolidated
	03/31/2019	12/31/2018	03/31/2019	12/31/2018

Cash and banks	6,226	8,282	12,402	11,406
Government bonds (LFT)	-	20,898	-	20,898
Total cash and cash equivalents (Note 20.i.d, 20.ii.a and 20.iii)	6,226	29,180	12,402	32,304

4.2.    Short-term investments

	Company		Consolidated
	03/31/2019	12/31/2018	03/31/2019	12/31/2018

Fixed-income funds (a)	22,147	33,186	22,252	33,245
Equity securities (d)	-	14,101	-	14,101
Securities purchased under resale agreements (b)	443	1,524	443	1,524
Bank certificates of deposit (c)	8,998	47,950	9,599	49,025
Restricted credits	16,458	6,066	18,372	6,961

Total short-term investments (Note 20.i.d, 20.ii.a and 20.iii)	48,046	102,827	50,666	104,856

(a)    Exclusive and open-end funds whose purpose is to invest in financial assets and/or fixed-income investment modalities that follow the fluctuations in interest rates in the interbank deposit market (CDI), by investing its funds mostly in investment fund shares and/or investment funds comprising investment fund shares.

(b)    As of March 31, 2019 and December 31, 2018, the IOF-exempt securities purchased under resale agreement include earned interests of 73% of Interbank Deposit Certificates (CDI).

(c)    As of March 31, 2019, Certificates of Bank Deposit (CDBs) include interest earned through the statement of financial position’s reporting date, ranging from 90% to 100.5% (from 90% to 101.2% in 2018) of Interbank Deposit Certificates (CDI).

(d)    Equity securities are represented by investments in the shares of companies listed on Novo Mercado of B3, and which make up the IBrX index. These transactions were settled in the period ended February 8, 2019, and reported a gain of R$2,846.

The other explanations related to this note were not subject to material changes in relation to the disclosures in Note 4.2 to the financial statements as of December 31, 2018.

5.   Trade accounts receivable of development and services

	Company		Consolidated
	03/31/2019	12/31/2018	03/31/2019	12/31/2018

Real estate development and sales	594,278	650,535	670,705	737,291
( - ) Allowance for expected credit losses	(19,300)	(18,159)	(19,300)	(18,159)
( - ) Allowance for cancelled contracts	(63,167)	(82,847)	(63,167)	(82,847)
( - ) Present value adjustments	(13,526)	(17,897)	(14,896)	(19,391)
Services and construction and other receivables	13,251	15,346	23,092	25,115

Total trade accounts receivable of development and services (Note 20.i.d and 20.ii.a)	511,536	546,978	596,434	642,009

Current	404,053	391,557	475,820	467,993
Non-current	107,483	155,421	120,614	174,016

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

March 31, 2019

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

5.   Trade accounts receivable of development and services --Continued

The current and non-current portions have the following maturities:

	Company		Consolidated
Maturity	03/31/2019	12/31/2018	03/31/2019	12/31/2018

Past due:
Up to 90 days	63,198	46,777	72,255	64,177
From 91 to 180 days	15,897	20,716	22,893	21,832
Over 180 days	77,461	71,384	95,744	90,818
	156,556	138,877	190,892	176,827

Maturity:
2019	216,049	357,216	233,436	396,266
2020	175,982	107,945	199,890	118,400
2021	53,139	55,922	63,099	64,392
2022	1,536	1,568	1,718	1,727
2023 onwards	4,267	4,353	4,762	4,794
	450,973	527,004	502,905	585,579

( - ) Present value adjustment	(13,526)	(17,897)	(14,896)	(19,391)
( - ) Allowance for expected credit losses and cancelled contracts	(82,467)	(101,006)	(82,467)	(101,006)

	511,536	546,978	596,434	642,009

The change in the allowance for doubtful items for the period ended March 31, 2019 is as follows:

	Receivables	Properties for sale (Note 6)

Balance at December 31, 2018	(101,006)	83,842
Additions (Note 22)	(1,328)	-
Write-offs / Reversals (Note 22)	19,867	(20,052)
Balance at March 31, 2019	(82,467)	63,790

The other explanations related to this note were not subject to material changes in relation to the disclosures in Note 5 to the financial statements as of December 31, 2018.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

March 31, 2019

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

6.   Properties for sale

	Company		Consolidated
	03/31/2019	12/31/2018	03/31/2019	12/31/2018

Land	332,045	293,626	442,132	403,524
( - ) Provision for loss on realization of land	(96,636)	(96,972)	(96,636)	(96,972)
( - ) Present value adjustment	(7,479)	(14,416)	(7,588)	(14,570)
Property under construction(Note 29)	285,280	327,980	361,435	403,732
Completed units	298,431	316,973	351,678	377,477
( - ) Provision for loss on realization of properties under construction and completed units	(65,600)	(66,106)	(67,125)	(67,632)
Allowance for cancelled contracts	63,790	83,842	63,790	83,842

Total properties for sale	809,831	844,972	1,047,686	1,089,401

Current portion	640,757	705,123	819,458	890,460
Non-current portion	169,074	139,804	228,228	198,941

In the period ended March 31, 2019, the change in the provision for loss on realization is summarized as follows:

	Company	Consolidated
Balance at December 31, 2018	(163,078)	(164,603)
Write-offs (a)	841	841

Balance at March 31, 2019	(162,236)	(163,761)

(a)     The amount of write-offs refers to the respective units sold in the period.

The amount of properties for sale offered as guarantee for financial liabilities is described in Note 12.

The other explanations related to this note were not subject to material changes in relation to the disclosures in Note 6 to the financial statements as of December 31, 2018.

7.   Other assets

	Company		Consolidated
	03/31/2019	12/31/2018	03/31/2019	12/31/2018

Advances to suppliers	8,177	6,735	8,877	7,424
Recoverable taxes (IRRF, PIS, COFINS, among other)	15,569	17,567	20,990	23,260
Judicial deposit (Note 16.a)	113,634	103,701	116,733	106,793
Total other assets	137,380	128,003	146,600	137,477

Current portion	45,359	35,396	52,093	42,283
Non-current portion	92,021	92,607	94,507	95,194

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

March 31, 2019

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

8.   Non-current assets held for sale

8.1 Land available for sale

       The changes in land available for sale are summarized as follows:

	Company			Consolidated
	Cost	Provision for impairment	Net balance	Cost	Provision for impairment	Net balance

Balance at December 31, 2018	146,182	(71,340)	74,842	149,488	(71,340)	78,148
Reversal/Write-offs (a)	(49,833)	10,367	(39,466)	(49,833)	10,367	(39,466)
Balance at March 31, 2019	96,349	(60,973)	35,376	99,655	(60,973)	38,682

(a)      The amount of write-offs over the period mainly refers to the cancelled contract of land in January 2019, located in the city of Rio de Janeiro, state of Rio de Janeiro.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

March 31, 2019

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

9.   Investments in ownership interests

(i)       Information on subsidiaries, associates and jointly-controlled investees

										Company				Consolidated
		Interest in capital - %		Total assets	Total liabilities	Equity and advance for future capital increase		Profit (loss) for the year		Investments		Income from equity method investments		Investments		Income from equity method investments
Subsidiaries:		03/31/2019	12/31/2018	03/31/2019	03/31/2019	03/31/2019	12/31/2018	03/31/2019	03/31/2018	03/31/2019	12/31/2018	03/31/2019	03/31/2018	03/31/2019	12/31/2018	03/31/2019	03/31/2018

Gafisa SPE- 130 Emp. Imob. Ltda.	-	100%	100%	76,449	9,321	67,128	67,400	(272)	(1,160)	67,128	67,400	(272)	(1,160)	-	-	-	-
Gafisa SPE-111 Emp. Imob. Ltda.	-	100%	100%	64,644	3,279	61,366	61,520	(155)	(182)	61,366	61,520	(155)	(182)	-	-	-	-
Maraville Gafisa SPE Emp. Imob. Ltda.	-	100%	100%	58,136	1,690	56,447	56,156	291	(17)	56,447	56,156	291	(17)	-	-	-	-
Gafisa SPE-89 Emp. Imob. Ltda.	-	100%	100%	109,169	58,142	51,027	51,031	(3)	(184)	51,027	51,031	(3)	(184)	-	-	-	-
Gafisa SPE - 104 Emp. Imob. Ltda.	-	100%	100%	104,051	55,597	48,453	48,467	(14)	2,027	48,453	48,467	(14)	2,027	-	-	-	-
Gafisa SPE-51 Emp. Imob. Ltda.	-	100%	100%	48,471	2,485	45,986	45,997	(12)	(24)	45,986	45,997	(12)	(24)	-	-	-	-
Gafisa SPE - 127 Emp. Imob. Ltda.	-	100%	100%	46,298	399	45,899	45,905	(6)	(185)	45,899	45,905	(6)	(185)	-	-	-	-
Gafisa SPE - 72 Emp. Imob. Ltda.	-	100%	100%	44,158	465	43,693	43,703	(10)	(74)	43,693	43,703	(10)	(74)	-	-	-	-
Gafisa SPE 121 Emp. Imob. Ltda.	-	100%	100%	45,535	1,980	43,555	43,612	(58)	(1)	43,555	43,612	(58)	(1)	-	-	-	-
Gafisa SPE-122 Emp. Imob. Ltda.	-	100%	100%	46,515	3,614	42,901	42,843	58	(5,721)	42,901	42,843	58	(5,721)	-	-	-	-
Gafisa SPE-110 Emp. Imob. Ltda.	-	100%	100%	40,707	775	39,932	39,933	(1)	(186)	39,932	39,933	(1)	(186)	-	-	-	-
Gafisa SPE - 120 Emp. Imob. Ltda.	-	100%	100%	37,939	493	37,447	37,447	-	(41)	37,447	37,447	-	(41)	-	-	-	-
Gafisa SPE-107 Emp. Imob. Ltda.	-	100%	100%	29,526	5	29,520	29,520	-	(1)	29,520	29,520	-	(1)	-	-	-	-
SPE Parque Ecoville Emp. Imob. Ltda.	-	100%	100%	38,114	9,449	28,665	29,019	(354)	(377)	28,665	29,019	(354)	(377)	-	-	-	-
Gafisa SPE-137 Emp. Imob. Ltda.	-	100%	100%	28,287	-	28,287	28,287	-	-	28,287	28,287	-	-	-	-	-	-
Gafisa SPE- 129 Emp. Imob. Ltda.	-	100%	100%	27,461	622	26,839	26,855	(16)	42	26,839	26,855	(16)	42	-	-	-	-
Gafisa SPE-41 Emp. Imob. Ltda.	-	100%	100%	26,612	8	26,604	26,605	(1)	9	26,604	26,605	(1)	9	-	-	-	-
Gafisa SPE- 134 Emp. Imob. Ltda.	-	100%	100%	26,072	1,556	24,515	25,169	(653)	(966)	24,515	25,169	(653)	(966)	-	-	-	-
Gafisa SPE- 132 Emp. Imob. Ltda.	-	100%	100%	38,765	14,670	24,095	24,095	-	(88)	24,095	24,095	-	(88)	-	-	-	-
Verdes Pracas Incorp. Imobi. SPE Ltda.	-	100%	100%	25,650	2,982	22,668	22,686	(18)	(1)	22,668	22,686	(18)	(1)	-	-	-	-
Gafisa SPE - 112 Emp. Imob. Ltda.	-	100%	100%	21,923	94	21,828	21,828	-	(1)	21,828	21,828	-	(1)	-	-	-	-
Gafisa SPE - 126 Emp. Imob. Ltda.	-	100%	100%	19,508	3	19,506	19,506	(1)	(19)	19,506	19,506	(1)	(19)	-	-	-	-
Gafisa SPE 46 Emp. Imob. Ltda.	-	100%	100%	17,781	149	17,632	17,648	(17)	30	17,632	17,648	(17)	30	-	-	-	-
Edsp 88 Participações S.A.	-	100%	100%	29,187	12,682	16,506	16,512	(6)	39	16,506	16,512	(6)	39	-	-	-	-
Gafisa SPE 30 Emp. Imob. Ltda.	-	100%	100%	16,226	1	16,225	16,228	(3)	1	16,225	16,228	(3)	1	-	-	-	-
Gafisa SPE-92 Emp. Imob. Ltda.	-	100%	100%	15,805	122	15,683	15,694	(11)	(25)	15,683	15,694	(11)	(25)	-	-	-	-
Gafisa SPE-106 Emp. Imob. Ltda.	-	100%	100%	15,596	5	15,591	15,591	-	(12)	15,591	15,591	-	(12)	-	-	-	-
Manhattan Square Em. Im. Res. 02 Ltda.	-	100%	100%	16,894	1,248	15,646	15,456	190	-	15,646	15,456	190	-	-	-	-	-
Gafisa SPE 33 Emp. Imob. Ltda.	-	100%	100%	196,400	183,344	13,056	13,014	42	349	13,056	13,014	42	349	-	-	-	-
Gafisa SPE 71 Emp. Imob. Ltda.	-	100%	100%	12,665	178	12,487	12,500	(13)	(5)	12,487	12,500	(13)	(5)	-	-	-	-
Gafisa SPE 65 Emp. Imob. Ltda.	-	100%	100%	11,372	286	11,085	11,091	(6)	9	11,085	11,091	(6)	9	-	-	-	-
Gafisa SPE 36 Emp. Imob. Ltda.	-	100%	100%	9,138	294	8,844	8,845	-	(14)	8,844	8,845	-	(14)	-	-	-	-
Gafisa SPE-81 Emp. Imob. Ltda.	-	100%	100%	9,187	836	8,350	8,360	(10)	6	8,350	8,360	(10)	6	-	-	-	-
Manhattan Square Em. Im. Com. 02 Ltda.	-	100%	100%	8,854	601	8,254	8,254	-	-	8,254	8,254	-	-	-	-	-	-
Gafisa Vendas Interm. Imobiliaria Ltda.	-	100%	100%	10,705	4,211	6,494	8,049	(1,555)	(3,531)	6,494	8,049	(1,555)	(3,531)	-	-	-	-
Gafisa SPE-38 Emp. Imob. Ltda.	-	100%	100%	7,946	-	7,946	7,946	-	(1)	7,946	7,946	-	(1)	-	-	-	-
Gafisa SPE-109 Emp. Imob. Ltda.	-	100%	100%	7,205	47	7,158	7,162	(3)	-	7,158	7,162	(3)	-	-	-	-	-
Gafisa SPE-37 Emp. Imob. Ltda.	-	100%	100%	7,120	704	6,416	6,559	(143)	(10)	6,416	6,559	(143)	(10)	-	-	-	-
Gafisa SPE-90 Emp. Imob. Ltda.	-	100%	100%	8,205	1,779	6,426	6,426	-	(44)	6,426	6,426	-	(44)	-	-	-	-
OCPC01 Adjustment – capitalized interests	(a)			-	-	-	-	-	-	21,628	22,005	-	388	-	-	-	-
Other (*)				124,286	80,210	44,076	47,918	(1,592)	(3,173)	44,063	46,040	(922)	(1,983)	-	-	-	-
Subtotal Subsidiaries				1,528,562	454,326	1,074,236	1,080,837	(4,352)	(13,531)	1,095,851	1,100,964	(3,682)	(11,953)	-	-	-	-

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

March 31, 2019

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

9.   Investments in ownership interests --Continued

(i)       Information on subsidiaries, associates and jointly-controlled investees --Continued

										Company				Consolidated
		Interest in capital - %		Total assets	Total liabilities	Equity and advance for future capital increase		Profit (loss) for the year		Investments		Income from equity method investments		Investments		Income from equity method investments
Jointly-controlled investees:		03/31/2019	12/31/2018	03/31/2019	03/31/2019	03/31/2019	12/31/2018	03/31/2019	03/31/2018	03/31/2019	12/31/2018	03/31/2019	03/31/2018	03/31/2019	12/31/2018	03/31/2019	03/31/2018

Gafisa E Ivo Rizzo SPE-47 Emp. Imob. Ltda.	-	80%	80%	33,290	948	32,342	32,340	3	3	25,874	25,872	2	2	25,874	25,872	2	2
Parque Arvores Empr. Imob. Ltda.	(b)	50%	50%	35,086	3,826	31,260	31,153	417	1,356	15,630	15,577	53	569	15,630	15,577	53	569
Sitio Jatiuca Emp. Imob. SPE Ltda.	-	50%	50%	32,549	2,998	29,552	29,413	138	404	14,776	14,707	69	202	14,776	14,707	69	202
Varandas Grand Park Emp. Im. Spe Ltda.	(b)	50%	50%	49,732	23,609	26,124	24,989	270	98	13,062	12,495	567	157	13,062	12,495	567	157
Gafisa SPE-116 Emp. Imob. Ltda.	-	50%	50%	32,445	8,976	23,469	22,537	932	(802)	11,735	11,268	466	(401)	11,735	11,268	466	(401)
FIT 13 SPE Emp. Imobiliários Ltda.	-	50%	50%	21,951	2,214	19,738	19,706	30	71	9,869	9,853	16	35	9,869	9,853	16	35
Atins Emp. Imob.s Ltda.	-	50%	50%	25,291	5,956	19,335	17,729	1,607	422	9,668	8,864	804	211	9,668	8,864	804	211
Performance Gafisa General Severiano Ltda.	-	50%	50%	11,788	32	11,755	11,701	57	15	5,878	5,850	28	7	5,878	5,850	28	7
Other (*)	(b)	50%	50%	123,788	81,307	42,479	56,340	(2,203)	(589)	29,181	30,223	(1,042)	(843)	39,389	40,450	(1,050)	(801)
Subtotal Jointly-controlled investees				365,920	129,866	236,054	245,908	1,251	978	135,673	134,709	963	(61)	145,881	144,936	955	(19)

Associates:
Alphaville Urbanismo S.A.	(e)	30%	30%	1,798,935	2,909,322	(1,110,388)	(937,369)	(184,998)	(92,382)	-	-	-	-	-	-	-	-
Citta Ville SPE Emp. Imob. Ltda.	-	50%	50%	5,853	2,901	2,952	14,465	249	(246)	1,475	7,233	125	(123)	1,475	7,233	125	(123)
Other (*)				1,115	38	1,077	1,131	(55)	6	483	510	(25)	-	1,212	1,236	(24)	2
Subtotal Associates				1,805,903	2,912,261	(1,106,359)	(921,773)	(184,804)	(92,622)	1,958	7,743	100	(123)	2,687	8,469	101	(121)

Subtotal subsidiaries, Jointly-controlled investees and associates				3,700,385	3,496,453	203,931	404,972	(187,905)	(105,175)	1,233,482	1,243,416	(2,619)	(12,137)	148,568	153,405	1,056	(140)

Goodwill based on inventory surplus	-									3,000	3,000			-	-
Goodwill from remeasurement of investment in associate	(c)									161,100	161,100			161,100	161,100

Total investments										1,397,582	1,407,516	(2,619)	(12,137)	309,668	314,505	1,056	(140)
(*)Includes companies with investment balances below R$ 5,000.

									Company				Consolidated
	Interest in capital - %		Total assets	Total liabilities	Equity and advance for future capital increase		Profit (loss) for the period		Investments		Income from equity method investments		Investments		Income from equity method investments
Provision for net capital deficiency (d):	03/31/2019	12/31/2018	03/31/2019	03/31/2019	03/31/2019	12/31/2018	03/31/2019	03/31/2018	03/31/2019	12/31/2018	03/31/2019	03/31/2018	03/31/2019	12/31/2018	03/31/2019	03/31/2018

Reserva das Palmeiras Incorp. SPE Ltda.	100%	100%	(624)	2,986	(3,610)	(3,598)	(12)	-	(3,610)	(3,598)	(12)	(4)	-	-	-	-
Manhattan Square Em. Im. Res. 01 Ltda.	50%	50%	2,936	9,288	(6,352)	(4,225)	(97)	(102)	(3,176)	(2,113)	(1,064)	(225)	(3,176)	(2,113)	(1,064)	(225)
Manhattan Square Em. Im. Com. 01 Ltda.	50%	50%	3,645	10,009	(6,364)	(2,247)	(100)	(91)	(3,182)	(1,124)	(2,058)	(267)	(3,182)	(1,124)	(2,058)	(267)
Gafisa SPE 69 Emp. Imob. Ltda.	100%	100%	1	1,197	(1,196)	(1,013)	(183)	(132)	(1,196)	(1,013)	(183)	(132)	-	-	-	-
Other (*)			612	1,791	(1,179)	(1,219)	45	(1,093)	(531)	(575)	(369)	(1,083)	(327)	(298)	384	14
Total provision for net capital deficiency			6,570	25,271	(18,701)	(12,302)	(347)	(1,418)	(11,695)	(8,423)	(3,686)	(1,711)	(6,685)	(3,535)	(2,738)	(478)

Total Income from equity method investments											(6,305)	(13,848)			(1,682)	(618)

(*)Includes companies with investment balances below R$ 5,000.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

March 31, 2019

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

9.   Investments in ownership interests --Continued

(a)    Financial charges of the Company not recorded in the profit or loss of subsidiaries, as required by paragraph 6 of OCPC01.

(b)    The Company recorded expense of R$2,295 in Income from equity method investments for the period ended March 31, 2019 related to the recognition, by jointly-controlled entities, of prior year adjustments, in accordance with the ICPC09 (R2) - Individual, Separate and Consolidated Financial Statements and the Equity Method of Accounting.

(c)    Amount related to the goodwill arising from the remeasurement of the portion of the remaining investment of 30% in the associate AUSA, in the amount of R$161,100.

(d)    The provision for net capital deficiency is recorded in the heading “Other payables” (Note 15).

(e)    In view of the net capital deficiency of AUSA, and in line with CPC 18 (R2) – Investment in Associates, Subsidiaries and Joint Ventures, the Company discontinued the recognition of its interest in future losses after reducing to zero the carrying amount of the 30% interest

(ii)    Information on significant investees

	Significant investee:		Other investees:
	Alphaville Urbanismo S.A.		Subsidiaries		Jointly-controlled investees		Associates
	03/31/2019	12/31/2018	03/31/2019	12/31/2018	03/31/2019	12/31/2018	03/31/2019	12/31/2018

Cash and cash equivalents	Not available	11,282	8,210	989	30,518	33,193	1,951	1,511
Current assets	Not available	974,853	1,259,411	1,278,206	316,606	322,413	6,913	18,253
Non-current assets	Not available	908,617	269,151	275,032	49,314	47,892	55	43
Current liabilities	Not available	594,844	426,650	433,047	105,540	95,864	2,017	1,782
Non-current liabilities	Not available	2,255,091	27,676	39,357	24,326	28,533	922	915

	03/31/2019	03/31/2018	03/31/2019	03/31/2018	03/31/2019	03/31/2018	03/31/2019	03/31/2018
Net revenue	(22,604)	86,081	16,939	16,116	15,621	9,541	216	10
Operating costs	Not available	Not available	(14,962)	(15,147)	(12,639)	(6,191)	(25)	(8)
Depreciation and Amortization	Not available	Not available	(370)	(380)	(21)	(2)	-	-
Financial income (expenses)	Not available	Not available	(362)	(2,093)	384	(1,346)	142	-
Income tax and social contribution	Not available	Not available	(398)	(269)	(411)	(220)	(55)	-
Profit (loss) from Continued Operations	(184,998)	(92,382)	(4,352)	(13,531)	1,251	978	194	(240)

(iii)  Change in investments

	Company	Consolidated

Balance at December 31, 2018	1,407,516	314,505
Income from equity method investments	(2,619)	1,056
Capital contribution (decrease)	(5,861)	(5,882)
Transfer of investments with net capital deficiency	12	-
Dividends receivable	(1,040)	-
Other investments	(426)	(11)
Balance at March 31, 2019	1,397,582	309,668

The other explanations related to this note were not subject to material changes in relation to the disclosures in Note 9 to the financial statements as of December 31, 2018.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

March 31, 2019

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

10.  Property and equipment

During the period ended March 31, 2019, the changes in property and equipment items are summarized below.

			Company					Consolidated
Type	12/31/2018	First-time adoption CPC 06 (R2) (Note 3)	Addition	Write-off	100% depreciated items	03/31/2019	12/31/2018	First-time adoption CPC 06 (R2) (Note 3)	Addition	Write-off	100% depreciated items	03/31/2019
Cost
Hardware	10,108	-	318	-	-	10,426	10,297	-	318	-	-	10,615
Leasehold improvements and installations	785	-	-	(266)	-	519	834	-	-	(266)	(63)	505
Furniture and fixtures	637	-	-	-	-	637	764	-	-	-	-	764
Machinery and equipment	2,640	-	-	-	(79)	2,561	2,640	-	-	-	(79)	2,561
Right-of-use assets	-	4,457	-	-	-	4,457	4,457	4,457	-	-	-	4,457
Sales stands	11,001	-	142	(1,727)	-	9,416	16,541	-	144	(1,727)	-	14,958
	25,171	4,457	460	(1,993)	(79)	28,016	31,076	4,457	462	(1,993)	(142)	33,860

Accumulated depreciation
Hardware	(2,100)	-	(832)	-	-	(2,932)	(2,129)	-	(845)	-	-	(2,974)
Leasehold improvements and installations	(427)	-	(89)	-	-	(516)	(436)	-	(94)	-	63	(467)
Furniture and fixtures	(447)	-	(16)	-	-	(463)	(563)	-	(16)	-	-	(579)
Machinery and equipment	(2,136)	-	(66)	-	79	(2,123)	(2,136)	-	(66)	-	79	(2,123)
Right-of-use assets	-	(347)	-	-	-	(347)	-	(347)	(347)	-	-	(347)
Sales stands	(2,777)	-	(1,419)	1,696	-	(2,500)	(5,739)	-	(1,712)	1,696	-	(5,755)
	(7,887)	(347)	(2,769)	1,696	79	(8,881)	(11,003)	(347)	(3,080)	1,696	142	(12,245)

Total property and equipment	17,284	4,110	(2,309)	(297)	-	19,135	20,073	4,110	(2,618)	(297)	-	21,615

The other explanations related to this note were not subject to material changes in relation to the disclosures in Note 10 to the financial statements as of December 31, 2018.

11. Intangible assets

During the period ended March 31, 2019, the changes in intangible asset items are summarized below.

	Company
	12/31/2018					03/31/2019
	Balance	Addition	Write-down	Amortization	100% amortized items	Balance

Software – Cost	24,885	178	-	-	(5,305)	19,758
Software – Depreciation	(13,886)			(1,233)	5,305	(9,814)
Other	-
Total intangible assets	10,999	178	-	(1,233)	-	9,944

	Consolidated
	12/31/2018					03/31/2019
	Balance	Addition	Write-down	Amortization	100% amortized items	Balance

Software – Cost	26,285	178	-	-	(5,305)	21,158
Software – Depreciation	(14,515)	-		(1,293)	5,305	(10,503)
Other	-
Total intangible assets	11,770	178	-	(1,293)	-	10,655

The other explanations related to this note were not subject to material changes in relation to the disclosures in Note 11 to the financial statements as of December 31, 2018.

12. Loans and financing

			Company		Consolidated
Type	Maturity	Annual interest rate	03/31/2019	12/31/2018	03/31/2019	12/31/2018

National Housing System - SFH /SFI (i)	April 2019 to July 2021	8.30% to 14.30% + TR 12.87% and 143% of CDI	453,957	464,992	497,307	528,140
Certificate of Bank Credit - CCB (ii)	January 2021 to August 2021	135% of CDI 2.5%/ 3%/ 3.70%/ 4.25%+CDI	43,623	95,607	43,623	95,607

Total loans and financing(Note 20.i.d, 20.ii.a and 20.iii)			497,580	560,599	540,930	623,747

Current			250,004	180,702	257,028	213,395
Current – reclassification for breach of covenant			32,527	72,217	32,527	72,217
Current portion			282,531	252,919	307,555	285,612
Non-current portion			215,049	307,680	233,375	338,135

(i) In the period ended March 31, 2019, the Company made payments in the total amount of R$45,163, of which R$43,512 related to principal and R$1,651 related to the interest payable.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

March 31, 2019

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

The current and non-current loans have the following maturities:

	Company		Consolidated
Maturity	03/31/2019	12/31/2018	03/31/2019	12/31/2018

2019	216,350	252,919	231,235	285,612
2020	164,743	186,163	193,208	216,618
2021	116,487	121,517	116,487	121,517
	497,580	560,599	540,930	623,747

The Company and its subsidiaries have restrictive covenants under certain loans and financing that limit their ability to perform certain actions, such as issuing debt, and that could require the acceleration or refinancing of loans if the Company does not fulfill certain restrictive convents. In the period ended March 31, 2019, the amount of R$32,527 was reclassified into short term in view of the need to re-establish guarantees with the financial institution. The Company analyzed other debt contracts and did not identify any impact on the cross restrictive covenants in relation to the aforementioned breach.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

March 31, 2019

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

The ratios and minimum and maximum amounts required under restrictive covenants for loan and financing transactions are as follows:

	03/31/2019	12/31/2018

Loans and financing
Net debt cannot exceed 100% of equity plus noncontrolling interests (a)	Settled debt	152.53%
Total accounts receivable(1) plus inventory required to be below zero or 2.0 times over venture debt(2)	4.50 times	4.51 times
Total accounts receivable(1) plus inventory of completed units required to be below zero or 2.0 times over net debt less venture debt(2)	6.52 times	7.09 times
Total debt, less venture debt, less cash and cash equivalents and short-term investments(3), cannot exceed 75% of equity plus non-controlling interests	51.12%	45.44%
Total receivables(1) plus unappropriated income plus total inventories of completed units required to be 1.5 time over the net debt plus payable for purchase of properties plus unappropriated cost	1.80 time	1.81 time
Total accounts receivable(1) plus total inventories required to be below zero or 2.0 times over net debt	3.08 times	3.17 times

(1)   Total receivables, whenever mentioned, refers to the amount reflected in the Statement of Financial Position plus the amount not shown in the Statement of Financial Position.

(2)   Venture debt and secured guarantee debt refer to SFH debts, defined as the sum of all disbursed borrowing contracts which funds were provided by the SFH.

(3)   Cash and cash equivalents and short-term investments refer to cash and cash equivalents and marketable securities.

(a)  For the year ended December 31, 2018, the covenant limit is 100%, according to the waiver obtained from the creditor.

12. Loans and financing --Continued

The following table shows the summary of financial expenses and charges and the capitalized portion in the line item properties for sale.

	Company		Consolidated
	03/31/2019	03/31/2018	03/31/2019	03/31/2018

Total financial charges for the year	17,511	25,195	18,759	29,451
Capitalized financial charges (Note 30)	(5,559)	(5,549)	(8,658)	(10,865)
Subtotal (Note 24)	11,952	19,646	10,101	18,586

Financial charges included in “Properties for sale”:

Opening balance	211,465	290,631	223,807	301,025
Capitalized financial charges	5,559	5,549	8,658	10,865
Financial charges related to cancelled land contract (Note 8.1)	(8,955)	-	(8,955)	-
Charges recognized in profit or loss (Note 23)	(7,817)	(32,717)	(11,317)	(36,273)
Closing balance	200,252	263,463	212,193	275,617

The recorded amount of properties for sale offered as guarantee for loans, financing and debentures is R$490,312(R$552,752 as of December 31, 2018).

The other explanations related to this note were not subject to material changes in relation to the disclosures in Note 12 to the financial statements as of December 31, 2018.

13. Debentures

				Company and Consolidated
Program/placement	Principal - R$	Annual interest	Final maturity	03/31/2019	12/31/2018

Tenth placement (i)	36,667	IPCA + 8.37%	January 2021	46,953	49,299
Eleventh placement – 1st series A (ii)	70,305	CDI + 5.25%	February 2020	66,410	69,831
Twelfth placement (iii)	66,668	CDI + 3.75%	July 2020	63,662	65,714
Thirteenth placement (iv)	80,793	CDI + 3.00%	June 2022	72,217	80,822
Total debentures (Note 20.i.d, 20.ii.a, 20.iii and 30.ii)				249,242	265,666

Current portion				133,636	62,783
Non-current portion				115,606	202,883

In the period ended March 31, 2019, the Company made the following payments:

	Face Value placement	Interest payable	Total amortization
(i)	-	3,787	3,787
(ii)	2,350	2,432	4,782
(iii)	2,247	1,559	3,806
(iv)	8,603	1,732	10,335
	13,200	9,510	22,710

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

March 31, 2019

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

The maturities of current and non-current installments are as follows:

	Company and Consolidated
Maturity	03/31/2019	31/122018

2019	52,596	62,783
2020	153,504	157,700
2021	41,541	43,391
2022	1,601	1,792
	249,242	265,666

13. Debentures--Continued

The Company has complied with the restrictive covenants of debentures at the reporting date of this quarterly information. The ratios and minimum and maximum amounts required under such restrictive covenants are as follows:

	03/31/2019	12/31/2018

Tenth placement
Total account receivable (1)plus inventory required to be below zero or 2.0 times over net debt less venture debt (2)	9.73 times	12.87 times
Total debt less venture debt (2), less cash and cash equivalents and short-term investments( (3), cannot exceed 75% of equity plus noncontrolling interests	51.12%	22.73%

(1)   Total receivables, whenever mentioned, refers to the amount reflected in the Statement of Financial Position plus the amount not shown in the Statement of Financial Position.

(2)   Venture debt and secured guarantee debt refer to SFH debts, defined as the sum of all disbursed borrowing contracts which funds were provided by SFH.

(3)   Cash and cash equivalents and short-term investments refer to cash and cash equivalents and marketable securities.

The other explanations related to this note were not subject to material changes in relation to the disclosures in Note 13 to the financial statements as of December 31, 2018.

14. Obligations assumed on assignment of receivables

The transactions of assignment of the receivable portfolio are as follows:

	Company		Consolidated
	03/31/2019	12/31/2018	03/31/2019	12/31/2018

Obligation CCI June/2011	412	376	904	882
Obligation CCI December/2011	255	363	255	372
Obligation CCI July/2012	4	10	4	10
Obligation CCI November/2012	-	-	2,511	2,547
Obligation CCI December/2012	2,899	3,151	2,899	3,151
Obligation CCI November/2013	341	348	1,829	1,877
Obligation CCI November/2014	1,274	1,299	1,852	1,895
Obligation CCI December/2015	3,420	3,569	7,565	7,797
Obligation CCI March/2016	9,036	8,863	9,848	9,645
Obligation CCI May/2016	4,540	5,064	6,078	6,790
Obligation CCI August/2016	3,039	2,985	3,120	3,075
Obligation CCI December/2016	7,064	7,158	7,332	7,441
Obligation CCI March/2017	10,933	11,458	11,186	11,704
Obligation FIDC		-		-
Total obligations assumed on assignment of receivables (Note 20.i.d and 20.ii.a)	43,217	44,644	55,383	57,186

Current portion	18,506	18,554	24,899	25,046
Non-current potion	24,711	26,090	30,484	32,140

The current and non-current portions had the following maturities:

	Company		Consolidated
Maturity	03/31/2019	12/31/2018	03/31/2019	12/31/2018

2019	15,287	18,554	21,086	25,046
2020	10,350	10,326	13,139	12,381
2021	6,635	5,366	8,563	7,791
2022	3,259	2,629	3,833	3,092
2023 onwards	7,686	7,769	8,762	8,876
	43,217	44,644	55,383	57,186

The other explanations related to this note were not subject to material changes in relation to the disclosures in Note 14 to the financial statements as of December 31, 2018.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

March 31, 2019

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

15. Other payables

	Company		Consolidated
	03/31/2019	12/31/2018	03/31/2019	12/31/2018

Cancelled contract payable and allowance for cancelled contracts	67,717	71,065	86,853	89,461
Warranty provision	21,602	21,940	21,602	21,940
Long-term PIS and COFINS (deferred and payable)	6,401	8,284	7,650	9,622
Provision for net capital deficiency (Note 9.i.d)	11,695	8,423	6,685	3,535
Long-term suppliers(Note 20.i.d)	16,502	12,049	19,791	14,734
Forward transactions–Share Repurchase Program (Note 20.ii a and 20.iii)	30,634	38,879	30,634	38,879
Share-based payment - Phantom Shares (Note 18.4)	1,863	4,602	1,863	4,602
Other liabilities	7,053	9,418	8,646	11,038
Total other payables	163,467	174,660	183,724	193,811

Current portion	144,395	156,498	162,728	173,951
Non-current portion	19,072	18,162	20,996	19,860

16. Provisions for legal claims and commitments

In the period ended March 31, 2019, the changes in the provision are summarized as follows:

Company	Civil lawsuits	Tax proceedings	Labor claims	Total
Balance at December 31, 2018	235,294	637	55,133	291,064
Additional provision (Note 23) (i)	15,145	1,313	5,572	22,030
Payment and reversal of provision not used	(15,808)	-	(6,149)	(21,957)
Balance at March 31, 2019	234,631	1,950	54,556	291,137

Current portion	168,198	637	21,731	190,566
Non-current portion	66,433	1,313	32,825	100,571

Consolidated	Civil lawsuits	Tax proceedings	Labor claims	Total
Balance at December 31, 2018	235,482	637	57,690	293,809
Additional provision (Note 23) (i)	15,145	1,313	5,767	22,225
Payment and reversal of provision not used	(15,808)	-	(6,056)	(21,864)
Balance at March 31, 2019	234,819	1,950	57,401	294,170

Current portion	168,198	637	21,731	190,566
Non-current portion	66,621	1,313	35,670	103,604

(i)   Of this amount: (a) R$ 4,520 refers to the provision for civil lawsuits due to late delivery of units; (b) R$ 3,104 refers to the provision for a lawsuit that claims damages, due to the supposed construction defect in a venture located in Rio de Janeiro, state of Rio de Janeiro.

(a)     Civil lawsuits, tax proceedings and labor claims

As of March 31, 2019, the Company and its subsidiaries have deposited in court the amount of R$113,634 (R$103,701 in 2018) in the Company’s balance, and R$116,733 (R$106,793 in 2018) in the consolidated balance (Note 7).

	Company		Consolidated
	03/31/2019	12/31/2018	03/31/2019	12/31/2018

Civil lawsuits	51,107	48,411	51,521	48,992
Tax proceedings	38,549	38,859	45,543	40,031
Labor claims	23,978	16,431	19,669	17,770
Total (Note 7)	113,634	103,701	116,733	106,793

(i)               Lawsuits in which likelihood of loss is rated as possible

As of March 31, 2019 the Company and its subsidiaries are aware of other civil, labor and tax claims and risks. Based on the history of probable lawsuits and the specific analysis of main claims, the measurement of the claims with likelihood of loss considered possible amounted to R$366,370 (R$318,322 in 2018) in the Company’s statement and R$367,341 (R$319,902 in 2018) in the consolidated statement, based on average past outcomes adjusted to current estimates, for which the Company’s Management believes it is not necessary to recognize a provision for occasional losses.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

March 31, 2019

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

	Company		Consolidated
	03/31/2019	12/31/2018	03/31/2019	12/31/2018

Civil lawsuits	247,992	197,090	248,032	197,142
Tax proceedings	94,818	94,341	95,053	94,541
Labor claims	23,560	26,891	24,256	28,219
Total	366,370	318,322	367,341	319,902

(b)      Payables related to the completion of real estate ventures

There was no material change in relation to the information disclosed in Note 16(i)(b) to the financial statements as of December 31, 2018.

(c)      Other commitments

In addition to the commitments mentioned in Notes 6, 12 and 13, the Company currently has commitments related to the rental of a commercial property where its facilities are located, at a monthly cost of R$88 (rent, condominium fees, and IPTU), indexed to the IGP-M/FGV change and the contract expires in January 2024.

The estimate of minimum future rent payments totals R$5,259, considering the above-mentioned contract expiration, as follows

Consolidated
Estimate of payment	03/31/2019

2019	502
2020	1,095
2021	1,139
2022	1,184
2023 onwards	1,339
5,259

The other explanations related to this note were not subject to material changes in relation to the disclosures in Note 16 to the financial statements as of December 31, 2018.

17. Payables for purchase of properties and advances from customers

		Company		Consolidated
	Maturity	03/31/2019	12/31/2018	03/31/2019	12/31/2018

Payables for purchase of properties	April 2019 to November 2022	82,841	122,072	97,962	137,170
Present value adjustment		(7,515)	(14,455)	(8,097)	(15,075)
Advances from customers
Development and sales		6,480	9,337	6,474	12,069
Barter transaction - Land (Note 30 (i))		115,179	117,145	171,845	175,267

Total payables for purchase of properties and advance from customers (Notes 20.i.d and 20.ii.a)		196,985	234,099	268,184	309,431

Current portion		85,286	82,264	114,237	113,355
Non-current portion		111,699	151,835	153,947	196,076

The current and non-current portions have the following maturities:

	Company		Consolidated
Maturity	03/31/2019	12/31/2018	03/31/2019	12/31/2018

2019	85,285	82,265	114,237	113,354
2020	51,849	56,591	73,461	85,504
2021	39,472	44,203	50,707	50,954
2022	18,927	50,130	28,317	58,696
2023 onwards	1,452	910	1,462	923
	196,985	234,099	268,184	309,431

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

March 31, 2019

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

18. Equity

18.1.  Capital

As of March 31, 2019 and December 31, 2018, the Company's authorized and paid-in capital amounted to R$ 2,521,319, represented by 43,357,589 registered common shares, with no par value, of which 2,704,187 (3,943,420 in 2018) where held in treasury.

According to the Company’s Articles of Incorporation, capital may be increased without need of making amendment to it, upon resolution of the Board of Directors, which shall set the conditions for issuance within the limit of 71,031,876 (seventy one million thirty one thousand eight hundred seventy six) common shares.

In the period ended March 31, 2019, the Company transferred 9,174 shares (13,319 in 2018), in the total amount of R$141 (R$530 in 2018) related to the exercise of options under the stock option plan of common shares by the beneficiaries, for which it received the total amount of R$148 (R$418 in 2018).

	Treasury shares
	Type	GFSA3	R$	%	Market value (*) R$ thousand		Carrying value R$ thousand
Acquisition date		Number (i)	Weighted average price	% - on shares outstanding	03/31/2019	12/31/2018	03/31/2019	12/31/2018
2001	11/20/2001	44,462	38.9319	0.11%	380	751	1,731	1,731

2013	Acquisition	1,372,096	51.9927	3.35%	11,718	23,188	71,339	71,339

2014	Acquisition	3,243,947	35.5323	7.92%	27,703	54,823	115,265	115,265
2014	Transfer	(405,205)	43.3928	-0.99%	(3,460)	(6,848)	(17,583)	(17,583)
2014	Cancellation	(2,039,086)	44.9677	-4.98%	(17,414)	(34,461)	(91,693)	(91,693)

2015	Acquisition	884,470	27.3124	2.16%	7,553	14,948	24,157	24,157
2015	Transfer	(90,622)	33.3473	-0.22%	(774)	(1,531)	(3,022)	(3,022)
2015	Cancellation	(2,225,020)	33.3543	-5.43%	(19,002)	(37,603)	(74,214)	(74,214)

2016	Acquisition	334,020	26.0254	0.82%	2,853	5,645	8,693	8,693
2016	Transfer	(68,814)	31.2290	-0.17%	(588)	(1,163)	(2,149)	(2,149)

2017	Transfer	(112,203)	30.6320	-0.27%	(958)	(1,896)	(3,435)	(3,435)

2018	Acquisition	13,221,300	13.4953	32.26%	112,910	223,440	178,425	178,425
2018	Transfer	(17,319)	30.6022	-0.04%	(148)	(293)	(530)	(530)
2018	Cancellation	(1,030,326)	14.4847	-2.51%	(8,799)	(17,412)	(14,924)	(14,924)
2018	Disposal	(9,168,280)	16.1463	-22.37%	(78,297)	(154,944)	(133,110)	(133,110)

2019	Acquisition	5,393,686	13.6521	13.16%	46,062	-	79,439	-
2019	Transfer	(9,174)	15.3695	-0.02%	(78)	-	(141)	-
2019	Cancellation	(370,000)	15.5324	-0.90%	(3,159)	-	(5,747)	-
2019	Disposal	(6,253,744)	13.9935	-15.26%	(53,407)	-	(93,316)	-
		2,704,187	14.4905	6.60%	23,095	66,644	39,185	58,950

(*)    Market value calculated based on the closing share price on March 31, 2019 of R$8.54(R$16.90 in 2018) not considering the effect of occasional volatilities.

(i) Amount shown adjusted by the reverse split of shares at the ratio of 13.483023074 to 1 performed on March 23, 2017.

The Company holds shares in treasury acquired in 2001 in order to guarantee the performance of lawsuits (Note 16(a)(i)).

The change in the number of outstanding shares is as follows:

Common shares - In thousands
Outstanding shares as of December 31, 2018	38,599
Transfer related to the stock option plan	9
Repurchase of shares	(5,394)
Disposal of shares	6,254
Cancellation of treasury shares	370
Change in shares held by the management members of the Company	1,140
Outstanding shares as of March 31, 2019	40,978

Weighted average shares outstanding (Note 27)	39,418

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

March 31, 2019

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

18. Equity--Continued

18.2.  Stock option plan

Expenses incurred in relation to the granting of stock options are recorded in the line item “General and administrative expenses” (Note 23) and presented the following effects on profit or loss in the periods ended March 31, 2019 and 2018:

	Company and Consolidated
	03/31/2019	03/31/2018

Equity-settled stock option plans	162	707
Phantom Shares	(2,622)	(798)
Total option grant expenses (Note 23)	(2,460)	(91)

The Company has a total of six stock option plans comprising common shares, launched in 2012, 2013, 2014, 2015, 2016 and 2018 which follows the rules established in the Stock Option Plan of the Company.

The granted options entitle their holders (beneficiaries) to purchase common shares of the Company’s capital, after periods that range from one to four years of employment (essential condition to exercise the option), and expire six to ten years after the grant date.

The fair value of options is set on the grant date, and it is recognized as expense in profit or loss (as contra-entry to equity) during the grace period of the plan, to the extent the services are provided by employees and management members.

Changes in the stock options outstanding in the period ended March 31, 2019 and year ended December 31, 2018, including the respective weighted average exercise prices are as follows:

	2019		2018
	Number of options	Weighted average exercise price (Brazilian Reais)	Number of options	Weighted average exercise price (Brazilian Reais)
Options outstanding at the beginning of the year	1,239,557	15.58	841,172	16.99
Options granted	-	-	2,685,474	15.00
Options exercised (i)	(9,174)	(16.16)	(21,079)	(16.25)
Options cancelled for forfeiture	-	-	(2,252,076)	(15.00)
Options cancelled and adjustment to the number due to the discontinued operations of Tenda, net	-	-	(13,934)	(0.09)
Options outstanding at the end of the year	1,230,383	15.58	1,239,557	15.58

(i) In the year ended March 31, 2019, the amount received through exercised options was R$148 (R$418 in 2018).

As of March 31, 2019, the stock options outstanding and exercisable are as:

Outstanding options			Exercisable options
Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price (R$)	Number of options	Weighted average exercise price (R$)

1,230,383	8.06	15.58	519,064	19.47

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

March 31, 2019

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

18. Equity --Continued

18.2.  Stock option plan -- Continued

During the period ended March 31, 2019, the Company did not grant options in connection with its stock option plans of common shares (2,685,474 options granted in 2018).

The models used by the Company for pricing granted options are the Binomial model for traditional options and the MonteCarlo model for options in the Restricted Stock Option format.

18.3.  Share-based payment – Phantom Shares

The Company has a total of two cash-settled share-based payment plans with fixed terms and conditions, according to the plans approved by the Company, launched in 2015 and 2016.

As of March 31, 2019, the amount of R$1,863 (R$4,602 in 2018), related to the fair value of the phantom shares granted, is recognized in the line item “Other payables” (Note 15).

The other explanations related to this note were not subject to material changes in relation to the disclosures in Note 18 to the financial statements as of December 31, 2018.

19. Income tax and social contribution

The reconciliation of the effective tax rate for the periods ended March 31, 2019 and 2018 is as follows:

	Company		Consolidated
	03/31/2019	03/31/2018	03/31/2019	03/31/2018

Profit (loss) before income tax and social contribution, and statutory interest	(46,354)	(53,516)	(46,195)	(54,463)
Income tax calculated at the applicable rate - 34%	15,760	18,196	15,706	18,518

Net effect of subsidiaries taxed by presumed profit and RET	-	-	(1,542)	(4,206)
Income from equity method investments	(2,276)	(4,841)	(704)	(343)
Stock option plan	(55)	(240)	(55)	(240)
Other permanent differences	(199)	-	(199)	-
Charges on payables to venture partners	-	(71)	-	283
Unrecognized tax credits	(13,230)	(13,044)	(13,610)	14,244)
	-	-	(404)	(232)

Tax expenses - current	-	-	(404)	(232)
Tax income (expenses) – deferred	-	-	-	-

 (i)   Deferred income tax and social contribution

As of March 31, 2019 and December 31, 2018, deferred income tax and social contribution are from the following sources:

	Company		Consolidated
	03/31/2019	12/31/2018	03/31/2019	12/31/2018
Assets
Provisions for legal claims	98,987	98,962	100,018	99,895
Temporary differences – Deferred PIS and COFINS	15,146	15,722	15,146	15,722
Provisions for realization of non-financial assets	262,979	264,022	262,979	264,022
Temporary differences – CPC adjustment	18,743	22,796	18,743	22,796
Other provisions	20,296	11,838	20,296	11,838
Income tax and social contribution loss carryforwards	370,554	356,474	389,369	375,007
	786,705	769,814	806,551	789,280

Unrecognized tax credits of continued operations	(699,630)	(686,400)	(719,476)	(705,866)
	(699,630)	(686,400)	(719,476)	(705,866)
Liabilities
Discounts	(2,069)	(2,069)	(2,069)	(2,069)
Temporary differences –CPC adjustment	(64,683)	(67,170)	(64,683)	(67,170)
Income taxed between cash and accrual basis	(69,695)	(63,547)	(69,695)	(63,547)
	(136,447)	(132,786)	(136,447)	(132,786)

Total net	(49,372)	(49,372)	(49,372)	(49,372)

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

March 31, 2019

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

The balances of income tax and social contribution loss carryforwards for offsetting were as follows:

	Company
	03/31/2019			12/31/2018
	Income tax	Social contribution	Total	Income tax	Social contribution	Total
Balance of income tax and social contribution loss carryforwards	1,089,862	1,089,862	-	1,048,452	1,048,452	-
Deferred tax asset (25%/9%)	272,466	98,088	370,554	262,113	94,361	356,474
Recognized deferred tax asset	23,468	8,449	31,917	15,273	5,498	20,771
Unrecognized deferred tax asset	248,998	89,639	338,637	246,840	88,863	335,703
	Consolidated
	03/31/2019			12/31/2018
	Income tax	Social contribution	Total	Income tax	Social contribution	Total
Balance of income tax and social contribution loss carryforwards	1,145,684	1,145,684	-	1,104,648	1,104,648	-
Deferred tax asset (25%/9%)	286,421	103,112	389,533	276,162	99,418	375,580
Recognized deferred tax asset	23,468	8,449	31,917	15,273	5,498	20,771
Unrecognized deferred tax asset	262,953	94,663	357,616	260,889	93,920	354,809

The other explanations related to this note were not subject to material changes in relation to the disclosures in Note 19 to the financial statements as of December 31, 2018.

20. Financial instruments

The Company and its subsidiaries engage in operations involving financial instruments. These instruments are managed through operational strategies and internal controls aimed at providing liquidity, return and safety. The use of financial instruments for hedging purposes is achieved through a periodical analysis of exposure to the risk that the management intends to cover (exchange, interest rate, etc.) which is submitted to the corresponding Management bodies for approval and performance of the proposed strategy. The control policy consists of ongoing monitoring of the contracted conditions in relation to the prevailing market conditions. The Company and its subsidiaries do not use derivatives or any other risky assets for speculative purposes. The result from these operations is consistent with the policies and strategies devised by the Company’s Management. The Company and its subsidiaries operations are subject to the risk factors described below:

(i)    Risk considerations

a)    Credit risk

There was no significant change in relation to the credit risks disclosed in Note 20(i)(a) to the financial statements as of December 31, 2018.

b)    Derivative financial instruments

As of March 31, 2019, the Company did not have any derivative instrument to mitigate the risk arising from its exposure to index and interest volatility recognized at their fair value in profit or loss for the year.

During the period ended March 31, 2019, there was no income amount (R$20 in 2018) in the Company’s and Consolidated statements, related to the net proceeds of interest swap transaction.

c)    Interest rate risk

There was no significant change in relation to the interest rate risks disclosed in Note 20(i)(c) to the financial statements as of December 31, 2018.

d)    Liquidity risk

There was no significant change in relation to the liquidity risks disclosed in Note 20(i)(d) to the financial statements as of December 31, 2018.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

March 31, 2019

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

The maturities of financial instruments of loans, financing, suppliers, debentures, forward transactions, obligations assumed on assignment of receivables, suppliers, payables for purchase of properties and advance from customers are as follows:

Period ended March 31, 2019	Company
Liabilities	Less than 1 year	1 to 3 years	4 to 5 years	Over 5 years	Total
Loans and financing(Note 12)	282,531	215,049	-	-	497,580
Debentures (Note 13)	133,636	115,606	-	-	249,242
Forward transactions (Note 15)	30,634	-	-	-	30,634
Obligations assumed on assignment of receivables (Note 14)	18,506	16,076	4,529	4,106	43,217
Suppliers(Note 15 and Note 20.ii.a)	107,799	16,502	-	-	124,301
Payables for purchase of properties and advance from customers (Note 17)	85,286	91,320	20,379	-	196,985
	658,392	454,553	24,908	4,106	1,141,959
Assets
Cash and cash equivalents and short-term investments (Notes 4.1 and 4.2)	54,272	-	-	-	54,272
Trade account receivable (Note 5)	404,053	102,838	4,645	-	511,536
	458,325	102,838	4,645	-	565,808

Period ended March 31, 2019	Consolidated
Liabilities	Less than 1 year	1 to 3 years	4 to 5 years	Over 5 years	Total
Loans and financing (Note 12)	307,555	233,375	-	-	540,930
Debentures (Note 13)	133,636	115,606	-	-	249,242
Forward transactions (Note 15)	30,634	-	-	-	30,634
Obligations assumed on assignment of receivables (Note 14)	24,899	21,827	5,394	3,263	55,383
Suppliers (Note 15 and Note 20.ii.a)	115,114	19,791	-	-	134,905
Payables for purchase of properties and advance from customers (Note 17)	114,237	73,461	80,486	-	268,184
	726,075	464,060	85,880	3,263	1,279,278
Assets
Cash and cash equivalents and short-term investments (Notes 4.1 and 4.2)	63,068	-	-	-	63,068
Trade account receivable (Note 5)	475,820	115,293	5,321	-	596,434
	538,888	115,293	5,321	-	659,502

20. Financial instruments --Continued

(i)    Risk considerations --Continued

d)    Liquidity risk --Continued

Fair value classification

The Company uses the same classification disclosed in Note 20(i)(d) to the financial statements as of December 31, 2018 to determine and disclose the fair value of financial instruments by valuation technique.

The classification level of fair value for financial instruments measured at fair value through profit or loss of the Company as of March 31, 2019 and December 31, 2018 is as follows:

	Company			Consolidated
	Fair value classification
As of March 31, 2019	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3

Financial assets
Short-term investments (Note 4.2)	-	48,046	-	-	50,666	-

	Company			Consolidated
	Fair value classification
As of December 31, 2018	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3

Financial assets
Short-term investments (Note 4.2)	-	102,827	-	-	104,856	-

During the period ended March 31, 2019, there were no transfers between the Levels 1 and 2 fair value classifications, nor were transfers between Levels 3 and 2 fair value classifications.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

March 31, 2019

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

(ii)   Fair value of financial instruments

a)    Fair value measurement

The Company uses the same methods and assumptions disclosed in Note 20(ii)(a) to the financial statements as of December 31, 2018 to estimate the fair value of each financial instrument class for which the estimate of value is practicable.

The most significant carrying values and fair values of financial assets and liabilities as of March 31, 2019 and December 31, 2018, classified into Level 2 of the fair value classification, are as follows:

20. Financial instruments — Continued

(ii)   Fair value of financial instruments --Continued

a)    Fair value measurement --Continued

	Company
	03/31/2019		12/31/2018
	Carrying value	Fair value	Carrying value	Fair value	Classification

Financial assets
Cash and cash equivalents (Note 4.1)	6,226	6,226	29,180	29,180	(*)
Short-term investments (Note 4.2)	48,046	48,046	102,827	102,827	(*)
Trade accounts receivable (Note 5)	511,536	511,536	546,978	546,978	(**)
Loans receivable(Note 21.1)	29,248	29,248	28,409	28,409	(**)

Financial liabilities
Loans and financing (Note 12)	497,580	494,434	560,598	491,198	(**)
Debentures (Note 13)	249,242	283,142	265,666	302,126	(**)
Forward transactions – Share repurchase program (Note 15)	30,634	30,634	38,879	38,879	(**)
Suppliers	124,301	124,301	128,997	128,997	(**)
Obligations assumed on assignment of receivables(Note 14)	43,217	43,217	44,644	44,644	(**)
Payables for purchase of properties and advance from customers (Note 17)	196,985	196,985	234,099	234,099	(**)
Loans payables (Note 21.1)	16,334	16,334	15,451	15,451	(**)

	Consolidated
	03/31/2019		12/31/2018
	Carrying value	Fair value	Carrying value	Fair value	Classification

Financial assets
Cash and cash equivalents (Note 4.1)	12,402	12,402	32,304	32,304	(*)
Short-term investments (Note 4.2)	50,666	50,666	104,856	104,856	(*)
Trade accounts receivable (Note 5)	596,434	596,434	642,009	642,009	(**)
Loans receivable (Note 21.1)	29,248	29,248	28,409	28,409	(**)

Financial liabilities
Loans and financing (Note 12)	540,930	494,434	623,747	555,855	(**)
Debentures (Note 13)	249,242	283,142	265,666	302,126	(**)
	30,634	30,634	38,879	38,879	(**)
Suppliers	134,905	134,905	134,581	134,581	(**)
Obligations assumed on assignment of receivables (Note 14)	55,383	55,383	57,186	57,186	(**)
Payables for purchase of properties and advance from customers (Note 17)	268,184	268,184	309,431	309,431	(**)
Loans payables (Note 21.1)	16,334	16,334	15,451	15,451	(**)

(*) Fair value through profit or loss

(**) Amortized cost

There was no significant change in relation to the other information disclosed in Note 20(ii)(a) to the financial statements as of December 31, 2018.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

March 31, 2019

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

(b)     Risk of debt acceleration

As of March 31, 2019, the Company has loans and financing, with restrictive covenants related to cash generation, indebtedness ratios, capitalization, debt coverage, maintenance of shareholding position, and others. The breach of such obligations by the Company may give rise to the acceleration of its debts and/or acceleration of other debts of the Company, including due to the performance of any cross default or cross acceleration clauses, which may negatively impact the profit or loss of the Company and the value of its shares.

20. Financial instruments --Continued

(b)     Risk of debt acceleration --Continued

As mentioned in Note 12, the balance of certain bank loan contracts was reclassified into short term, because of the assignment, in 2016 and 2017, of receivables provided in guarantee to financing contracts.

The Company analyzed other debt contracts and did not identify any impact on the cross restrictive covenants in relation to the aforementioned breach.

(iii)  Capital stock management

The explanations related to this note were not subject to material changes in relation to the disclosures in Note 20(iii) to the financial statements as of December 31, 2018.

The Company included in its net debt structure: loans and financing, debentures, less cash and cash equivalents and short-term investments:

	Company		Consolidated
	03/31/2019	12/31/2018	03/31/2019	12/31/2018

Loans and financing (Note 12)	497,580	560,599	540,930	623,747
Debentures (Note 13)	249,242	265,666	249,242	265,666
( - ) Cash and cash equivalents and short-term investments (Note 4.1 and 4.2)	(54,272)	(132,007)	(63,068)	(137,160)
Net debt	692,550	694,258	727,104	752,253
Equity	448,179	491,317	449,455	493,191

(iv)  Sensitivity analysis

The sensitivity analysis of financial instruments for the period ended March 31, 2019 describes the risks that may incur material losses on the Company’s profit or loss, as provided for by CVM, through Rule 475/08, in order to show a 10%, 25% and 50% increase/decrease in the risk variable considered.

As of March 31, 2019, the Company has the following financial instruments:

a)   Short-term investments, loans and financing, and debentures linked to Interbank Deposit Certificates (CDI);

b)   Loans and financing and debentures linked to the Referential Rate (TR) and CDI, and debentures indexed to the CDI and IPCA;

c)   Accounts receivable and payable for purchase of property, linked to the National Civil Construction Index (INCC) and General Market Price Index (IGP-M).

For the sensitivity analysis in the period ended March 31, 2019, the Company considered the interest rates of investments, loans and accounts receivables, the CDI rate at 6.40%, TR at 0%, INCC at 4.06%, IPCA at 4.58% and IGP-M at 8.28%. The scenarios considered were as follows:

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

March 31, 2019

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

20. Financial instruments --Continued

(iv)  Sensitivity analysis --Continued

Scenario I – Probable: 10% increase/decrease in the risk variables used for pricing

Scenario II – Possible: 25% increase/decrease in the risk variables used for pricing

Scenario III – Remote: 50% increase/decrease in the risk variables used for pricing

The Company presents in the following chart the sensitivity to risks to which the Company is exposed, taking into account that the possible effects would impact the future results, based on the exposures shown at March 31, 2019. The effects on equity are basically the same of the profit or loss ones.

		Scenario
		I	II	III	III	II	I
Transaction	Risk	Increase 10%	Increase 25%	Increase 50%	Decrease 50%	Decrease 25%	Decrease 10%

Financial investments	Increase/decrease of CDI	192	480	960	(960)	(480)	(192)
Loans and financing	Increase/decrease of CDI	(1,509)	(3,773)	(7,547)	7,547	3,773	1,509
Debentures	Increase/decrease of CDI	(1,217)	(3,042)	(6,084)	6,084	3,042	1,217

Net effect of CDI variation		(2,534)	(6,335)	(12,671)	12,671	6,335	2,534

Loans and financing	Increase/decrease of TR	-	-	-	-	-	-

Net effect of TR variation		-	-	-	-	-	-

Debentures	Increase/decrease of IPCA	(205)	(514)	(1,027)	1,027	514	205

Net effect of IPCA variation		(205)	(514)	(1,027)	1,027	514	205

Accounts receivable	Increase/decrease of INCC	1,354	3,384	6,769	(6,769)	(3,384)	(1,354)
Payables for purchase of properties	Increase/decrease of INCC	(1,046)	(2,616)	(5,232)	5,232	2,616	1,046

Net effect of INCC variation		308	768	1,537	(1,537)	(768)	(308)

Accounts receivable	Increase/decrease of IGP-M	1,907	4,768	9,536	(9,536)	(4,768)	(1,907)

Net effect of IGP-M variation		1,907	4,768	9,536	(9,536)	(4,768)	(1,907)

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

March 31, 2019

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

21. Related parties

21.1.  Balances with related parties

The transactions between the Company and related companies are made under conditions and prices established between the parties.

	Company		Consolidated
Current account	03/31/2019	12/31/2018	03/31/2019	12/31/2018

Assets
Current account(a):
Total SPEs	604	606	42,244	51,624
Subsidiaries	-	-	33,626	43,004
Jointly-controlled investees	571	573	8,585	8,587
Associates	33	33	33	33
Condominium and consortia (b) and thirty party’s works (c)	13,033	13,036	13,033	13,036
Loan receivable (d) (Note 20.ii.a)	29,248	28,409	29,248	28,409
Dividends receivable	12,977	12,977	-	-
	55,862	55,028	84,525	93,069

Current portion	26,614	26,619	55,277	64,660
Non-current	29,248	28,409	29,248	28,409

Liabilities
Current account (a):
Total SPEs and Tenda	(917,324)	(924,152)	(36,300)	(40,713)
Subsidiaries	(897,105)	(899,219)	(16,081)	(15,780)
Jointly-controlled investees	(17,700)	(16,532)	(17,700)	(16,532)
Associates	(2,519)	(8,401)	(2,519)	(8,401)
Loan payable(d) (Note 20.ii.a)	(16,334)	(15,451)	(16,334)	(15,451)
	(933,658)	(939,603)	(52,634)	(56,164)

Current portion	(933,658)	(939,603)	(52,634)	(56,164)
Non-current portion	-	-	-	-

The composition, nature and conditions of the loans receivable and payable thus far by the Company are as presented below. Loans have maturity from April 2019 and are tied to the cash flows of the related ventures.

	Company and Consolidated
	03/31/2019	12/31/2018	Nature	Interest rate risk

Lagunas - Tembok Planej. E Desenv. Imob. Ltda.	5,637	5,486	Construction	12% p.a. + IGPM
Manhattan Residencial I	447	685	Construction	10% p.a. + TR
Target Offices & Mall	23,164	22,238	Construction	12% p.a. + IGPM
Total receivable	29,248	28,409

Dubai Residencial	4,858	4,787	Construction	6% p.a.
Parque Árvores	8,646	7,877	Construction	6% p.a.
Parque Águas	2,830	2,787	Construction	6% p.a.
Total payable	16,334	15,451

In the period ended March 31, 2019 the recognized financial income from interest on loans amounted to R$746 (R$1,172 in 2018) in the Company’s and Consolidated statement (Note 24).

The information regarding management transactions and compensation is described in Note 25.

The other explanations related to this note were not subject to material changes in relation to the disclosures in Note 21 to the financial statements as of December 31, 2018.

21.2.  Endorsements, guarantees and sureties

The financial transactions of the subsidiaries are guaranteed by the endorsement or surety in proportion to the interest of the Company in the capital stock of such companies, in the amount of R$189,528 as of March 31, 2019 (R$218,344 as of December 31, 2018).

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

March 31, 2019

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

22. Net operating revenue

	Company		Consolidated
	03/31/2019	03/31/2018	03/31/2019	03/31/2018
Gross operating revenue
Real estate development, sale, barter transactions and construction services	69,588	220,585	84,822	231,531
(Recognition) Reversal of allowance for expected credit losses and cancelled contracts (Note 5)	18,538	23,505	18,538	23,505
Taxes on sale of real estate and services	(7,431)	(20,462)	(7,939)	(21,087)
Net operating revenue	80,695	223,628	95,421	233,949

23. Costs and expenses by nature

These are represented by the following:

	Company		Consolidated
	03/31/2019	03/31/2018	03/31/2019	03/31/2018
Cost of real estate development and sale:
Construction cost	(46,507)	(115,055)	(56,573)	(124,107)
Land cost	(12,974)	(34,789)	(16,349)	(38,336)
Development cost	(1,129)	(6,338)	(1,571)	(7,499)
Capitalized financial charges (Note 12)	(7,817)	(32,717)	(11,317)	(36,273)
Maintenance / warranty	(3,164)	(2,463)	(3,164)	(2,464)
Total cost of real estate development and sale	(71,591)	(191,362)	(88,974)	(208,679)

Selling expenses:
Product marketing	(2,170)	(10,736)	(2,285)	(12,107)
Brokerage and sale commission	(1,956)	(6,990)	(2,642)	(8,647)
Customer Relationship Management (CRM) and corporate marketing	(1,180)	(3,275)	(1,496)	(3,611)
Other	(77)	89	(79)	86
Total selling expenses	(5,383)	(20,912)	(6,502)	(24,279)

General and administrative expenses:
Salaries and payroll charges	(3,411)	(6,352)	(4,126)	(8,200)
Employee benefits	(419)	(642)	(506)	(828)
Travel and utilities	-	(78)	-	(101)
Services	(1,792)	(3,250)	(2,167)	(4,195)
Rents and condominium fees	(1,643)	(1,174)	(1,987)	(1,515)
IT	(1,503)	(2,143)	(1,818)	(2,766)
Stock option plan (Note 18.2)	2,460	91	2,460	91
Reversal (Expense) of reserve for profit sharing (Note 25.iii)	-	(1,231)	-	(1,231)
Other	266	40	244	49
Total general and administrative expenses	(6,042)	(14,739)	(7,900)	(18,696)

Other income (expenses), net:
Expenses with lawsuits (Note 16)	(22,030)	(11,776)	(22,225)	(11,776)
Other	23	(684)	(1)	(429)
Total other income/(expenses), net	(22,007)	(12,460)	(22,226)	(12,205)

24. Financial income (expenses)

	Company		Consolidated
	03/31/2019	03/31/2018	03/31/2019	03/31/2018
Financial income
Income from financial investments	877	3,952	879	4,016
Derivative transactions (Note 20.i.b)	-	20	-	20
Financial income on loans (Note 21.i)	746	1,172	746	1,172
Other financial income	1,568	85	1,740	136
Total financial income	3,191	5,229	3,365	5,344

Financial expenses
Interest on funding, net of capitalization (Note 12)	(11,952)	(19,646)	(10,101)	(18,586)
Amortization of transaction cost	(1,721)	(955)	(1,721)	(955)
Banking expenses	(1,195)	(1,502)	(1,287)	(1,773)
Offered discount and other financial expenses	(42)	(3,346)	(215)	(3,980)
Total financial expenses	(14,910)	(25,449)	(13,324)	(25,294)

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

March 31, 2019

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

25. Transactions with management and employees

(i)    Management compensation

In the periods ended March 31, 2019 and 2018, the amounts recorded in the line item “General and administrative expenses”, related to the compensation of the Company’s Management and Fiscal Council were as follows:

	Management compensation
Period ended March 31, 2019	Board of Directors	Executive Management	Fiscal Council

Number of members	3	2	1,7
Annual fixed compensation (in R$)
Salary / Fees	152	360	45
Direct and indirect benefits	-	6	-
Others (INSS)	30	72	9
Monthly compensation (in R$)	61	144	18
Total compensation	182	438	54
Profit sharing (Note 25.iii)	-	-	-
Total compensation and profit sharing	182	438	54

	Management compensation
Period ended March 31, 2018	Board of Directors	Executive Management	Fiscal Council

Number of members	7	6	3
Annual fixed compensation (in R$)
Salary / Fees	423	1,063	54
Direct and indirect benefits	-	57	-
Others (INSS)	85	213	11
Monthly compensation (in R$)	169	444	22
Total compensation	508	1,332	65
Profit sharing (Note 25 (iii))	-	265	-
Total compensation and profit sharing	508	1,597	65

There is no amount related to expenses with option grant to current management members of the Company in the period ended March 31, 2019 (reversal of R$61 in 2018).

The maximum aggregate compensation of the Company’s management members for the year 2019 was established at R$7,782 (R$23,599 in 2018), as fixed and variable compensation, as approved at the Annual Shareholders’ Meeting held on April 30, 2019 (Note 31 (iv)).

(ii)   Sales transactions

In the period ended March 31, 2019 and the year ended December 31, 2018, no transaction of sale of units to the current Management was carried out.

(iii)  Profit sharing

In the period ended March 31, 2019, the Company did not record a profit sharing expense (R$1,231 in 2018) in the line item “General and Administrative Expenses" (Note 23).

	Company and Consolidated
	03/31/2019	03/31/2018

Executive officers (Note 25.i)	-	265
Other employees	-	966
Total profit sharing	-	1,231

The other explanations related to this note were not subject to material changes in relation to the disclosures in Note 25 to the financial statements as of December 31, 2018.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

March 31, 2019

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

26. Insurance

The liabilities covered by insurance and the respective amounts as of March 31, 2019 are as follows:

Insurance type	Coverage – R$
Engineering risks and completion bond	761,405
Civil liability (Directors and Officers – D&O)	155,868
917,273

The other explanations related to this note were not subject to material changes in relation to the disclosures in Note 26 to the financial statements as of December 31, 2018.

27. Earnings (loss) per share

The following table presents the calculation of basic and diluted earnings and loss per share. In view of the loss for the periods ended March 31, 2019 and 2018, shares with dilutive potential are not considered, because the impact would be antidilutive.

	03/31/2019	03/31/2018
Basic numerator
Undistributed loss from continued operations	(46,354)	(53,516)
Undistributed profit from discontinued operations	-	-
Undistributed loss, available for the holders of common shares	(46,354)	(53,516)

Basic denominator (in thousands of shares)
Weighted average number of shares (Note 18.1)	39,418	37,935

Basic earnings (loss) per share in Brazilian Reais
From continued operations	(1,176)	(1,411)
From discontinued operations	-	-

Diluted numerator
Undistributed loss from continued operations	(46,354)	(53,516)
Undistributed profit from discontinued operations	-	-
Undistributed loss, available for the holders of common shares	(46,354)	(53,516)

Diluted denominator (in thousands of shares)
Weighted average number of shares (Note 18.1)	39,418	37,935
Stock options	226	582
Anti-dilution effect	(226)	(582)
Diluted weighted average number of shares	39,418	37,935

Diluted earnings (loss) per share in Brazilian Reais
From continued operations	(1,176)	(1,411)
From discontinued operations	-	-

The other explanations related to this note were not subject to material changes in relation to the disclosures in Note 27 to the financial statements as of December 31, 2018.

28. Segment information

The reports used for making decisions are the consolidated quarterly information and no longer the analysis by operating segments. Therefore, in line with CPC 22 – Operating Segments, the Company understands that there is no reportable segment to be disclosed in the periods ended March 31, 2019 and 2018.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

March 31, 2019

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

29. Real estate ventures under construction – information and commitments

In compliance with Circular Letter CVM/SNC/SEP 02/2018, related to the recognition of revenue from contracts for purchase and sale of real estate units not yet completed in Brazilian real estate development companies, the Company reports information on the ventures under construction as of March 31, 2019:

Consolidated
03/31/2019

Unappropriated sales revenue of units sold	503,741
Unappropriated estimated cost of units sold	(310,271)
Unappropriated estimated cost of units in inventory	(160,382)

(i) Unappropriated sales revenue of units sold
Ventures under construction:
(a) Contracted sales revenue	1,330,411
Appropriated sales revenue:
Appropriated revenue	848,233
Cancelled contracts – reversed revenue	(21,563)
(b) Net appropriated sales revenue	826,670
Unappropriated sales revenue (a+b) (a)	503,741

(ii) Income from damages for cancelled contracts	561

(iii) Unappropriated sales revenue of contracts not eligible to revenue recognition	33,141

(iv) Allowance for cancelled contracts (liabilities)
Adjustments in appropriated revenues	105,978
Adjustments in trade accounts receivable	63,168
Income from damages for cancelled contracts	(17,124)
Liabilities – return due to cancelled contracts	25,686

(v) Unappropriated estimated costs of units sold
Ventures under construction:
(a) Estimated cost of units
Incurred cost of units:	(828,549)
Construction cost
Cancelled contracts – construction costs	(531,732)
(b) Net incurred cost	13,454
Cost to be incurred of units sold (a+b) (b)	(518,278)

(iii) Unappropriated estimated cost of units in inventory
Ventures under construction:
Estimated cost of units	(521,817)
Incurred cost of units (Note 6)	361,435
Unappropriated estimated cost	(160,382)

(a)    The unappropriated sales revenue of units sold are measured by the face value of contracts, plus the contract adjustments and deducted for cancellations, not considering the effects of the levied taxes and adjustment to present value, and do not include ventures that are subject to restriction due to a suspensive clause (legal period of 180 days in which the Company can cancel a development), and therefore is not appropriated to profit or loss.

(b)    The estimated cost of units sold and in inventory to be incurred do not include financial charges, which are appropriated to properties for sale and profit or loss (cost of real estate sold) in proportion to the real estate units sold as they are incurred.

       As of March 31, 2019, the percentage of assets consolidated in the quarterly information related to ventures included in the equity segregation structure of the development stood at 25.5% (25.1% in 2018).

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

March 31, 2019

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

30. Additional Information on the Statement of Cash Flows

(i)   Transactions that did not affect Cash and Cash Equivalents

The Company and its subsidiaries performed the following investing and financing activities that did not affect cash and cash equivalents, which were not included in the statements of cash flows:

	Company		Consolidated
	03/31/2019	03/31/2018	03/31/2019	03/31/2018

Capital contribution (reduction)		(9)	-	(9)
Capitalized financial charges (Note 12)	(5,559)	(5,549)	(8,658)	(10,865)
Physical barter – Land (Note 17)	(1,966)	(5,122)	(3,422)	(5,141)
	(7,525)	(10,680)	(12,080)	(16,015)

(ii) Reconciliation of the asset and liability changes with the cash flows from financing activities

		Transactions affecting cash			Transactions not affecting cash
Company	Opening balance 12/31/2018	Funding/ Receipt	Interest Payment	Principal Payment	Interests and inflation adjustment	Closing balance 03/31/2019

Loans, financing and debentures (Notes 12 and 13)	(826,264)	(2,821)	1,706	79,787	770	(746,822)
Loans (Note 21.1)	12,958	-	-	(905)	861	12,914
Paid-in capital (Note 18.1)	(2,521,319)	-	-	-	-	(2,521,319)
Capital reserve	(250,599)	-	-	-	-	(250,599)
	(3,585,224)	(2,821)	1,706	78,882	1,631	(3,505,826)

		Transactions affecting cash			Transactions not affecting cash
Consolidated	Opening balance 12/31/2018	Funding/ Receipt	Interest Payment	Principal Payment	Interests and inflation adjustment	Closing balance 03/31/2019

Loans, financing and debentures (Notes 12 and 13)	(889,412)	(7,011)	2,904	103,551	(204)	(790,172)
Loans (Note 21.1)	12,958	-	-	(905)	861	12,914
Paid-in capital (Note 18.1)	(2,521,319)	-	-	-	-	(2,521,319)
Capital reserve (Note 18.1)	(250,599)	-	-	-	-	(250,599)
	(3,648,372)	(7,011)	2,904	102,646	657	(3,549,176)

31. Subsequent events

(i)       Capital Increase

In the Board of Director’s meeting held on April 9, 2019, the increase in the Company’s capital by issuing new common shares within the authorized capital limit of 71,031,876 was approved. Such capital increase will be made by private subscription for issuing new shares, until the authorized capital limit.

The Company’s Board of Directors also approved the following details of such capital increase: (a) Price per share of R$6.02 (six Brazilian Reais and two cents), as validated by specialized company; (b) The shareholders who hold the Company’s common shares on April 23, 2019 will have (i) 30 (thirty)-day period to exercise their preemptive rights counted as from the publication date of the respective Notice by the Company, (ii) right to a discount of 15% (fifteen per cent) on the share price in the subscription of such capital increase within the 30 (thirty)-day period of preemptive rights, and (iii) preemptive right in the apportionment of the remaining shares and a discount of 3% (three per cent) on the subscription price of the apportionment of such remaining shares.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

March 31, 2019

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

31. Subsequent events --Continued

(ii)     14th Debenture Issue

On April 14, 2019, the Company approved the 14th Private Placement of Non-convertible Debentures, with general guarantee, in sole series in the total amount of up to R$40,000, with final maturity in October 2020. The proceeds from the placement will be fully and solely used in the development of real estate ventures called “Gafisa Square Ipiranga” and “Moov Espaço Cerâmica”, and their guarantees are represented by the conditional sale of real estate receivables. The face value of the Placement will accrue interest corresponding to the cumulative variation of Interbank Deposit (DI) plus a surcharge equivalent to 5%p.a.

(iii)    Extraordinary Shareholders’ Meeting

On April 15, 2019, the Extraordinary Shareholders’ Meeting of the Company was held, in which the following main resolutions were taken: (a) Suspension of the exercise of the shareholder rights of GWI Asset Management S.A. and other members of the GWI Group; (b) Authorization to the Board of Directors to commission a top-notch Bank or Consulting Company to prepare a new long-term Strategic Plan for the Company; (c) Establishment of the number of members to the Board of Directors at seven effective members; (d) Election of the members to the Board of Directors; (e) Proceed with the appropriate measures to issue cancelled shares; (f) Authorize the Board of Directors to approve the issue of new shares up to the current authorized capital limit, and evaluate the best funding options by issuing convertible or non-convertible securities to support the Strategic Plan to be prepared, and (g) Rejection of the measures taken for the voluntary delisting of shares on the New York Stock Exchange (NYSE) and of change to the American Depositary Shares program from Level 3 to Level 1.

On April 23, 2019, another Extraordinary Shareholders’ Meeting of the Company was held, in which the following resolution was taken: (a) Increase in the Company’s authorized capital limit from the current 71,031,876 common shares to 120,000,000 common shares.

(iv)    Annual Shareholders’ Meeting

On April 27, 2018, the Annual Shareholders’ Meeting of the Company was held, in which the following main resolutions were taken: (a) Approval of the accounts of management members and the financial statements for the fiscal year ended December 31, 2018; and (b) Setting of the maximum aggregate compensation of management members for the year 2019.

(v)     Re-issue of shares

On April 24, 2019, the Company disclosed a Notice to the Market informing about the re-issue of 1,400,325 shares of the Company, related to the previously cancelled shares, of which (i) 1,030,325 shares had been cancelled in the meeting of the Board of Directors on December 19, 2018; and (ii) 370,000 shares had been cancelled on January 22, 2019.

***

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Quarterly information - March 31, 2019

Other information deemed relevant by the Company

1.   SHAREHOLDERS HOLDING MORE THAN 5% OF THE VOTING CAPITAL AND TOTAL NUMBER OF OUTSTANDING SHARES

	03/31/2019
	Common shares

Shareholder	Shares	%

Outstanding shares	32,978,902	75.42%
Planner	8,044,500	18.40%
Treasury shares	2,704,187	6.18%

Total shares	43,727,589	100.00%

	03/31/2018
	Common shares

Shareholder	Shares	%

Outstanding shares	7,058,442	25.17%
Citibank N.A. ADR Department	6,749,056	24.07%
GWI Asset Management S.A.	6,283,496	22.41%
Wishbone Management, LP	4,825,000	17.21%
River and Mercantille Management, LLP	2,186,124	7.80%
Treasury shares	938,044	3.35%

Total shares	28,040,162	100.00%

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Quarterly information - March 31, 2019

Other information deemed relevant by the Company

2.   SHARES HELD BY PARENT COMPANIES, MANAGEMENT AND BOARD

	03/31/2019
	Common shares

Shareholder	Shares	%

Shareholders holding effective control of the Company	0	0.00%
Board of Directors	44,758	0.10%
Executive directors	0	0.00%

Executive control, board members, officers and fiscal council	44,758	0.10%

Treasury shares	2,704,187	6.18%
Outstanding shares in the market (*)	40,978,144	93.71%

Total shares	43,727,589	100.00%

	03/31/2018
	Common shares

Shareholder	Shares	%

Shareholders holding effective control of the Company	20,043,676	71.48%
Board of Directors	18,067	0.06%
Executive directors	111,372	0.40%

Executive control, board members, officers and fiscal council	21,173,115	71.94%

Treasury shares	938,044	3.35%
Outstanding shares in the market (*)	6,929,003	24.71%

Total shares	28,040,162	100.00%

(*) Excludes shares of effective control, management, board and in treasury.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Quarterly information - March 31, 2019

Other relevant information

3 – COMMITMENT CLAUSE

The Company, its shareholders, directors and board members undertake to settle, through arbitration, any and all disputes or controversies that may arise between them, related to or originating from, particularly, the application, validity, effectiveness, interpretation, breach and the effects thereof, of the provisions of Law No. 6404/76, the Company's By-Laws, the rules determined by the Brazilian Monetary Council (CMN), by the Central Bank of Brazil and by The Brazilian Securities and Exchange Commission (CVM) as well as the other rules that apply to the operations of the capital market in general, in addition to those established in the New Market Listing Regulation, Participation in the New Market Contract and in the Arbitration Regulations of the Chamber of Market Arbitration.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Quarterly information - March 31, 2019

INDEPENDENT AUDITOR’S REVIEW REPORT ON THE INTERIM FINANCIAL INFORMATION

To the Shareholders and Management of

Gafisa S.A.

São Paulo - SP

Introduction

We have reviewed the individual and consolidated interim financial information of Gafisa S.A. (“Company”), included in the Quarterly Information for the quarter ended March 31, 2019, which comprises the statement of financial position as at March 31, 2019 and the respective statements of operations, comprehensive income (loss), changes in equity, and cash flows for the quarter then ended, including the notes to the financial statements.

The Company’s management is responsible for the preparation of the individual interim financial information in accordance with Technical Pronouncement CPC 21 (R1) – Interim Statements and of the consolidated interim financial information in accordance with Technical Pronouncement CPC 21 (R1) – Interim Statements and with international standard IAS 34 - Interim Financial Reporting, applicable to entities of real estate development in Brazil registered with the Brazilian Securities and Exchange Commission (CVM), as well as for the presentation of this information in accordance with the standards issued by CVM, applicable to the preparation of the Quarterly Information. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of the review

We conducted our review in accordance with Brazilian and international standards for reviewing interim information (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity). An interim review consists principally of applying analytical and other review procedures, and making enquiries of and having discussions with persons responsible for financial and accounting matters. An interim review is substantially less in scope than an audit conducted in accordance with auditing standards. An interim review does not provide assurance that we would become aware of any or all significant matters that might be identified in an audit. Accordingly, we do not express such an audit opinion.

Conclusion on the individual interim financial information

Based on our review, we are not aware of any fact that would lead us to believe that the individual interim financial information included in the Quarterly Information referred to above has not been prepared, in all material respects, in accordance with Technical Pronouncement CPC 21 (R1) – Interim Statements, applicable to entities of real estate development in Brazil registered with the CVM, as well as for the presentation of this information in accordance with the standards issued by CVM, applicable to the preparation of the Quarterly Information.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Quarterly information - March 31, 2019

Conclusion on the consolidated interim financial information

Based on our review, we are not aware of any fact that would leads us to believe that the consolidated interim financial information included in the Quarterly Information referred to above has not been prepared, in all material respects, in accordance with Technical Pronouncement CPC 21 (R1) – Interim Statements, and with the international standard IAS 34 - Interim Financial Reporting, applicable to entities of real estate development in Brazil registered with the CVM, as well as for the presentation of this information in accordance with the standards issued by CVM, applicable to the preparation of the Quarterly Information.

Emphasis

As described in Note 2.1, the individual interim financial information included in the Quarterly Information has been prepared in accordance with Technical Pronouncement CPC 21 (R1) – Interim Statements, and the consolidated interim financial information included in the Quarterly Information has been prepared in accordance with Technical Pronouncement CPC 21 (R1) – Interim Statements, and with the international standard IAS 34 - Interim Financial Reporting, applicable to entities of real estate development in Brazil registered with CVM. Accordingly, the determination of the accounting policy adopted by the Company for the recognition of revenue in sale and purchase contracts of non-completed real estate units, related to aspects of the transfer of control, follow the understanding of the Company’s management as for the compliance with CPC 47 in line with that established by CVM in Circular Letter CVM/SNC/SEP/No. 02/2018. Our opinion is not qualified in respect of this matter.

Other matters

Review of the amounts for the quarter ended March 31, 2018

The individual and consolidated interim financial information of Gafisa S.A., included in the Quarterly Information, mentioned in the first paragraph includes the financial information corresponding to the statements of operations, comprehensive income (loss), changes in equity, cash flows and value added for the quarter ended March 31, 2018, obtained from its quarterly information for that quarter, presented for comparison purposes. The review of the Quarterly Information for the quarter ended March 31, 2018, was conducted under the responsibility of other independent auditors, and their report thereon, dated May 10, 2018, was unmodified.

In view of the adjustments related to the recognition of the provision for cancellation of contracts upon the adoption of Circular Letter/CVM/SNC/SEP/No. 02/2018, which addresses the procedures for revenue recognition in sale and purchase agreements of non-completed real estate units in Brazilian real estate public companies, retrospectively adopted by the Company, as described in Note 2.2 to the interim financial information, certain balances of the statements of operations, comprehensive income (loss), changes in equity and cash flows, individual and consolidated, for the quarter ended March 31, 2018, presented for comparison purposes, were modified.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Quarterly information - March 31, 2019

The amounts corresponding to the Statements of Value Added (DVA), individual and consolidated, for the quarter ended March 31, 2018, originally prepared before the adjustments described in Note 2.2, were submitted to the same review procedures by those independent auditors and based on their review, they were not aware of any fact that would lead them to believe that the DVA has not been fairly stated, in all material respects, consistently in relation to the individual and consolidated interim financial information taken as a whole.

As part of our review of the interim financial information for the quarter ended March 31, 2019, we have also reviewed the adjustments described in Note 2.2 to the interim financial information, and we are not aware of any fact that would leads us to believe that such adjustments have not been made accordingly. We were not engaged to audit, review or apply any other procedures on the individual and consolidated interim financial information of Gafisa S.A., included in the Quarterly Information for the quarter ended March 31, 2018 and, accordingly, we do not issue an opinion or provide any form of assurance on the mentioned interim financial information taken as a whole.

Statements of value added

The quarterly information referred to above includes the individual and consolidated statements of value added for the quarter ended March 31, 2019, prepared under the responsibility of the Company's Management and presented as supplementary information for the purposes of IAS 34 applicable to entities of real estate development in Brazil registered with the CVM. These statements were submitted to review procedures carried out along with the review of the quarterly information, aiming to conclude if they are in accordance with the interim financial information and accounting records, as applicable, and if its form and contents are in accordance with the criteria established in Technical Pronouncement 09 – Statement of value added. Based on our review, we are not aware of any fact that would lead us to believe that these statements were not prepared in all material respects in accordance with the criteria established in this Technical Pronouncement and consistently with the individual and consolidated interim financial information taken as whole.

São Paulo, May 14, 2019.

BDO RCS Auditores Independentes SS CRC 2 SP 013846/O-1

Julian Clemente
Accountant CRC 1 SP 197232/O-6

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Quarterly information - March 31, 2019

Reports and statements / Management statement of interim financial information

Management statement of interim financial information

STATEMENT

The management of Gafisa S.A., CNPJ 01.545.826/0001-07, located at Av. Presidente Juscelino Kubitschek, nº 1.830, conjunto comercial nº 32, 3o andar, Bloco 2, in the city and state of São Paulo, Brazil, states as per Article 25 of CVM Instruction 480 issued on December 7, 2009 that:

i)     Management has reviewed, discussed and agreed with the auditor’s conclusion expressed on the report on review interim financial Information for the period ended March 31, 2019; and

ii)    Management has reviewed and agreed with the interim information for the period ended March 31, 2019.

São Paulo, May 14, 2019.

GAFISA S.A.

Management

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Quarterly information - March 31, 2019

Reports and Statements / Management statement on the report on review of interim financial information

Management Statement on the Review Report

STATEMENT

The management of Gafisa S.A., CNPJ 01.545.826/0001-07, located at Av. Presidente Juscelino Kubitschek, nº 1.830, conjunto comercial nº 32, 3o andar, Bloco 2, in the city and state of São Paulo, Brazil, states as per Article 25 of CVM Instruction 480 issued in December 7, 2009 that:

i)     Management has reviewed, discussed and agreed with the auditor’s conclusion expressed on the report on review interim financial Information for the period ended March 31, 2019; and

ii)    Management has reviewed and agreed with the interim information for the period ended March 31, 2019.

São Paulo, May 14, 2019.

GAFISA S.A.

Management

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: June 3, 2019

Gafisa S.A.

By:	/s/ Roberto Portella
Name: Roberto Portella Title: Chief Executive Officer